SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August, 2011

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     ✓                       Form 40-F   ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes             ____                     No                ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

This Form 6-K consists of:

1.	an announcement of 2011 interim results of China Petroleum & Chemical Corporation (the “Registrant”);

2.	an announcement on proposal to issue domestic corporate bonds and proposal to issue a share convertible bonds by the Registrant; and

3.	a notice of the first extraordinary general meeting for the Year 2011 of the Registrant;

Each made by the Registrant on August 26, 2011.

Document 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
（Stock Code： 386）

Announcement of the 2011 Interim Results

§ 1	Important Notice

1.1
The Board of Directors and the Supervisory Committee of China Petroleum & Chemical Corporation (“Sinopec Corp.”) and its directors, supervisors and senior management warrant that there are no material omissions, or misrepresentations or misleading statements contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

This announcement is a summary of the interim report. The entire report is also contained in the website of the Shanghai Stock Exchange (www.sse.com.cn), The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) (www.hkex.com.hk) and Sinopec Corp. (www.sinopec.com). The investors should read the 2011 interim report for more details.

1.2	No director, supervisors and senior management has any doubt as to, or the inability to warrant, the truthfulness, accuracy and completeness of the interim report.

1.3
The financial statements for the six-month period ended 30 June 2011 of Sinopec Corp. and its subsidiaries (“the Company”) prepared in accordance with the PRC Accounting Standards for Business Enterprises (“ASBE”), and International Financial Reporting Standards (“IFRS”) have been audited by KPMG Huazhen and KPMG, respectively, and both firms have issued standard unqualified opinions on the financial statements.

1.4	There is no occupancy of non-operating funds by the substantial shareholders of Sinopec Corp.

1.5	There is no breach of regulations, decisions or procedures in relation to provisions of external guarantees by Sinopec Corp.

1.6
Mr. Fu Chengyu, Chairman of the Board, Mr. Wang Tianpu, President and vice-Chairman of the Board, Mr. Wang Xinhua, Chief Financial Officer and Head of the Corporate Finance Department warrant the authenticity and completeness of the financical statements contained in this announcement.

§ 2	Basic Information of Sinopec Corp.

2.1	Basic Information of Sinopec Corp.

Stock name	SINOPEC CORP	SINOPEC CORP	SINOPEC CORP	中國石化
Stock code	386	SNP	SNP	600028
Place of listing	Hong Kong Stock Exchange	New York Stock Exchange	London Stock Exchange	Shanghai Stock Exchange
	Authorized Representatives		Secretary to the Board of Directors	Representative on Securities Matters
Name	Mr. Wang Tianpu	Mr. Chen Ge	Mr. Chen Ge	Mr. Huang Wensheng
Address	22 Chaoyanmen North Street, Chaoyang District, Beijing, the PRC
Tel	86-10-59960028	86-10-59960028	86-10-59960028	86-10-59960028
Fax	86-10-59960386	86-10-59960386	86-10-59960386	86-10-59960386
E-mail	ir@sinopec.com/media@sinopec.com

2.2	Principal financial data and indicators

2.2.1	Financial data and indicators prepared in accordance with the China Accounting Standards for Business Enterprises (“ASBE”)

2.2.1.1	Principal Financial Data and Indicators

Items	At 30 June 2011 RMB millions	At 31 December 2010 RMB millions	Changes from the end of last year (%)

Total assets	1,071,912	985,389	8.8
Total equity attributable to shareholders of the Company	454,883	421,127	8.0
Net assets per share attributable to shareholders of the Company (RMB)	5.247	4.857	8.0

	Six-month periods ended 30 June		Changes over the same
Items	2011 RMB millions	2010 RMB millions	period of the preceding year (%)

Operating profit	56,237	53,463	5.2
Profit before taxation	56,755	53,812	5.5
Net profit attributable to shareholders of the Company	40,239	36,776	9.4
Net profit attributable to shareholders of the Company before extraordinary gain and loss	39,824	34,948	14.0
Basic earnings per share (RMB)	0.464	0.424	9.4
Basic earnings per share (before extraordinary gain and loss) (RMB)	0.459	0.403	14.0
Diluted earnings per share (RMB)	0.452	0.418	8.1
Net cash flow from operating activities	30,863	55,845	(44.7)
Net cash flow from operating activities per share (RMB)	0.356	0.644	(44.7)
Weighted average return on net assets (%)	9.10	9.26	(0.16)
			percentage point

2.2.1.2	Extraordinary items and corresponding amounts:

	√ applicable	☐ inapplicable

Items	Six-month period ended 30 June 2011 (Income)/expense RMB millions

Gain on disposal of non-current assets	(541)
Donations	20
Gain on holding and disposal of various investments	(62)
Other non-operating income and expenses, net	6
Subtotal	(577)
Tax effect	144
Total	(433)
Attributable to:
Equity shareholders of the Company	(415)
Non-controlling interests	(18)

2.2.2	Financial information extracted from the financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”)

			Changes over the same
	Six-month periods ended 30 June		period of the
Items	2011	2010	preceding year
	RMB millions	RMB millions	(%)

Operating profit	58,439	55,304	5.7
Profit attributable to equity shareholders of the Company	41,174	36,798	11.9
Return on capital employed (%) Note	6.58	6.51	0.07 percentage points
Basic earnings per share (RMB)	0.475	0.424	11.9
Diluted earnings per share (RMB)	0.462	0.419	10.3
Net cash generated from operating activities	30,570	55,563	(45.0)
Net cash generated from operating activities per share (RMB)	0.353	0.641	(45.0)

Note: Return on capital employed = operating profit x (1 - income tax rate)/capital employed

Items	At 30 June 2011 RMB millions	At 31 December 2010 RMB millions	Changes from the end of last year (%)

Total assets	1,082,367	995,822	8.7
Total equity attributable to equity shareholders of the Company	452,962	419,604	7.9
Net assets per share (RMB)	5.224	4.840	7.9

§ 3	Changes in share capital and shareholdings of the principal shareholders

3.1	Statement of changes in share capital

	☐ applicable	√ inapplicable

3.2	Top ten shareholders and shareholders of shares without selling restrictions

816,457 were holders of A Shares and 6,947 were holders of H Shares. The public float of Sinopec Corp. satisfied the minimum requirements under The Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited (“Hong Kong Listing Rules”).

Top ten shareholders

Unit: 1,000 shares

Name of Shareholders	Nature of shareholders	As a percentage of total shares at the end of reporting period	Number of shares held at the end of reporting period	Number of shares with selling restrictions	Number of shares pledged or lock-ups
		(%)

China Petrochemical Corporation	A share	75.84	65,758,044	0	0
HKSCC (Nominees) Limited	H share	19.20	16,649,787	0	Unknown
Guotai Junan Securities Co., Ltd	A share	0.30	257,479	0	0
China Life-Dividend-Individual Dividend-005L-FH002 Shanghai	A share	0.20	176,120	0	0
PICC Life-Dividend-Individual Insurance Dividend	A share	0.14	118,054	0	0
Yinhua-Dow Jones 88 Selected Securities Inv. Fund	A share	0.06	55,325	0	0
Harvest Theme New Power Securities Inv. Fund	A share	0.05	46,801	0	0
SSE 50 ETF Open Index Securities Inv. Fund	A share	0.04	38,181	0	0
Huaan Hongli Securities Inv. Fund	A share	0.04	37,000	0	0
EFund 50 Index Securities Inv. Fund	A share	0.04	34,344	0	0

Statement on the connected relationship or activity in concert among the aforementioned shareholders:

We are not aware of any connection or activities in concert among or between the top ten shareholders.

3.3	Changes in the controlling shareholders and the effective controllers in the reporting

	☐ period applicable	√ inapplicable

§ 4.	Information about the directors, supervisors and senior management

4.1	The engagement or dismissal of Directors, Supervisors and Other Members of the Senior Management

	√ applicable	☐ inapplicable

Sinopec Corp. held its annual general meeting for 2010 on 13 May 2011, where Mr. Fu Chengyu was elected as the director of the fourth session of the Board of Directors, and was elected as the chairman of the Board of Directors of Sinopec Corp. at the Fourteenth meeting of the fourth session of the Board of Directors held on the same day.

4.2	Information about the changes in the shares held by the directors, supervisors and senior management

	☐ applicable	√ inapplicable

As at 30 June 2011, none of the directors, supervisors or senior management of Sinopec Corp. had any interest in any shares of Sinopec Corp.

During the reporting period, none of Sinopec Corp.’s directors, supervisors or senior management or any of their respective associates had any interests or short positions in any shares, debentures or related shares of Sinopec Corp. or its associated corporations (as defined in Part XV of the Securities and Futures Ordinance) which were required to be notified to Sinopec Corp. and the Hong Kong Stock Exchange pursuant to Division 7 and 8 of Part XV of the Securities and Futures Ordinance or which were required pursuant to section 352 of the Securities and Futures Ordinance to be entered in the register referred to therein, or which were required to be notified to Sinopec Corp. and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions Entered by Directors of Listed Companies as specified in the Rules Governing The Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”) (including those interests and short positions that are deemed to be such, or are regarded to be owned in accordance with the relative provisions under the Securities and Futures Ordinance).

§ 5.	Business Review and Prospects and Management’s Discussion and Analysis

5.1	Business Review

The Chinese government implemented a more active fiscal policy and a tighter monetary policy in the first half of 2011, with an aim to enhancing and improving its management of the macro economy. The Chinese economy has continued its steady and robust growth, with GDP increasing by 9.6% in the first half of the year. Domestic demand for refined oil and chemical products grew steadily, but at a slower rate. According to the Company’s statistics, domestic apparent consumption of oil products (including gasoline, diesel and kerosene) increased by 7.2% in the first half of the year, and consumption of ethylene equivalents increased by 1.9%.

Sinopec Corp. achieved outstanding results in the first half of 2011. We took full advantage of the integration of our upstream, midstream and downstream businesses, made great efforts to ensure sufficient supply in the domestic oil products market, actively expanded our petrochemical markets, strengthened our leverage on the synergies among production, sales and research, optimised our product mix, satisfied the needs of our customers and expanded our scale of operations.

5.1.1	Production and Operations

(1) Exploration and Production Segment

The price of international crude oil rose sharply in the first half of 2011. The average Platts Global Brent spot price was US$111.16 per barrel, a year-over-year increase of43.9%.  The  trend  in  domestic  crude  oil  prices  was  basically  the  same  as  in  the international market.

Movement of International Crude Oil Price

Sinopec Corp. has achieved excellent results in applying new technologies for exploration and production, particularly in solving the challenges of seismic study in complex piedomont tectonic belt, in increasing the drilling speed and efficiency in key regions. We have also made significant progress in conducting staged fracturing tests for horizontal wells in tight sandstone reservoirs. We have successfully undertaken staged fracturing of horizontal wells in our Zhenjing oil field and the Daniudi gas field in Ordos Basin, with a significant increase in production.

In oil exploration, we have made discoveries in three new territories - new strata, new types and new areas - in our matured fields in eastern China, the Tuofutai area of the Tahe oil field in western China, and the northern margin of the Junggar Basin. In gas exploration, we made new discoveries in deep marine facies and middle and shallow strata of the Yuanba area in northeastern Sichuan and in the shallow strata of the western Sichuan Basin. In oil-field development and production, we have made advances in improving the reserve development ratio, oil recovery rate and unit well productivity.

Domestically, Sinopec Corp. produced 150 million barrels of crude oil in the first half of 2011, a year-over-year increase of 0.7%, and 253.85 billion cubic feet of natural gas, an increase of 26.6%. Overseas production of crude oil dropped sharply due to the overhaul of offshore production machinery in the Angola oil field.

Exploration and Production: Summary of Operations

	Six-month periods ended 30 June		Changes
	2011	2010	(%)

Crude oil production (mmbbls) Note 1	156.32	165.32	(5.4)
China	150.22	149.19	0.7
Africa	6.10	16.13	(62.2)
Natural gas production (bcf) Note 2	253.88	200.55	26.6
Oil and gas production (mmboe)	198.63	198.74	(0.1)

(2)	Refining Segment

Throughout the first half of 2011, Sinopec Corp. maintained its refining operations at high utilization rate. We made great efforts to increase the production of refined oil products and ensured a stable supply to the market, and we implemented plans to revamp and expand our refineries in an effort to upgrade the quality of oil products to the Guo III Specification. By optimising the procurement and transportation of crude oil, we reduced the costs and improved our profitability. We also strengthened the marketing of products such as asphalt, LPG, petroleum coke and solvent oil. Refinery throughput was 109 million tonnes in the first half of the year, representing a year- over-year increase of 5.0%. Light yield and refining yield increased significantly compared with the same period of 2010.

Refining: Summary of Operations

	Six-month periods ended 30 June		Changes
	2011	2010
	(million tonnes)		(%)

Refinery throughput	108.53	103.40	5.0
Gasoline, diesel and kerosene production	63.40	60.52	4.8
Gasoline	18.18	17.77	2.3
Diesel	38.44	36.72	4.7
Kerosene incl. jet fuel	6.77	6.03	12.3
Light chemical feedstock production	18.57	17.15	8.3
Light yield (%)	76.26	75.60	0.66 Percentage points
Refining yield (%)	95.30	94.65	0.65 Percentage points

Note:	1.	Refinery throughput is converted at 1 tonne = 7.35 barrels
	2.	100% production of joint ventures was included.

(3)	Marketing and Distribution Segment

In the first half of 2011, Sinopec Corp. strengthened the procurement and logistics of oil products to ensure the supply to the market. We also improved our service quality, strengthened quality management for outsourced oil products, We optimized our marketing structure by increasing our retail ratio. We proactively promote our non- fuel business. Total domestic sales of refined oil were 75.10 million tonnes over the period, an increase of 10.2% from the first half of 2010. Meanwhile, we made greater efforts in expanding our presence in the overseas market, and achieved significant increase in overseas oil product sales volume as compared with the same period of 2010.

Marketing and Distribution: Summary of Operations

	Six-month periods ended 30 June		Changes
	2011	2010
	(million tonnes)		(%)

Total sales volume of oil products	80.42	71.59	12.3
Total domestic sales volume of oil products	75.10	68.15	10.2
Retail	50.20	41.70	20.4
Direct sales	15.89	15.70	1.2
Wholesales	9.01	10.75	(16.2)
Annualized average throughput per station (tonne/station)	3,341	2,841	17.6

			Increase/ decrease at the end of the
	As at	As at	reporting period
	30 June	31 December	over that of
	2011	2010	the last year
			(%)

Total numbers of domestic service stations	30,399	30,116	0.9
Company-operated	30,050	29,601	1.5
Franchised	349	515	(32.2)

(4)	Chemicals Segment

In the first half of 2011, we have maintained safe and stable operations in our plants, and actively adjusted our product mix by increasing the proportion of high-end products such as special synthetic resins and differential fibers. We have also improved our service, established a system for high-efficiency production, sales, research and innovation, adjusted plant loads according to supply and demand, fine-tuned our marketing strategies and ensured maximum sales of all products based on market conditions. Production of ethylene was 5.015 million tonnes in the first half of 2011, increased by 19.3% year on year, and the total sales of chemical products were 25.10 million tonnes, increased 6.0% year on year.

Summary of Production of Major Chemical Products

Unit: 1,000 tonne

	Six-month periods ended 30 June		Changes
	2011	2010
	(Thousand tonnes)		(%)

Ethylene	5,015	4,202	19.3
Synthetic resin	6,834	6,088	12.3
Synthetic fibre monomer and polymer	4,744	4,275	11.0
Synthetic fibre	705	676	4.3
Synthetic rubber	526	485	8.5
Urea	413	932	(55.7)

Note: 100% production of joint ventures was included.

5.1.2	Safety, Energy Conservation and Emission Reduction

The Company had always regarded safety and environment protection as the top task while taking measures to ensure that HSE responsibility mechanism was fully practiced. In the first half of the year, safe and clean production was generally maintained. Over the years, the company has been actively promoting energy conservation and emission reduction, laying great emphasis on a green and low-carbon operation during energy exploration, production, processing and utilisation. Over the first half of this year, energy consumption per RMB10, 000 in output) dropped by 3.8%, and COD in discharged wasted water dropped by 9.2%, while SO 2 emission dropped by 10.0% year on year.

5.1.3	Capital Expenditures

The capital expenditure plan for the year of 2011 is RMB124.1 billion, and capital expenditures for the first half of the year were RMB33.567 billion in accordance with the progress of the projects. The exploration and production segment accounted for RMB17.406 billion, mainly for exploration and development of the Shengli Tanhai oil field, the Northeast Tahe oil field, natural gas exploration and development in northeastern Sichuan and the Shandong LNG project; the refining segment accounted for RMB3.656 billion, mainly for upgrading diesel quality, revamping refineries in the Beihai and Changling and building the Rizhao-Yizheng crude oil pipeline; the chemicals segment accounted for RMB2.12 billion, mainly for an 800,000 tonne ethylene plant in Wuhan and the revamping of production facilities in line with raw material shift in an MTO plant in Zhongyuan; and the marketing and distribution segment accounted for RMB9.523 billion, mainly for the construction of service stations, on highways, in key cities and new areas, oil depots and a refined oil product transfer network with 786 service stations built or acquired over the period. Capital expenditures by the corporate and others were RMB862 million. The whole year capital expenditure plan will not change.

5.2	Principal Operations categorised by business segments

The following table sets out the principal operations categorised by business segments and the details of the connected transactions, including income from principal operations and cost of sales for each business segment, extracted from the Company’s financial statements prepared under ASBE:

Segment	Income from principal operations (RMB millions )	Cost of principal operations (RMB millions )	Gross profit margin (%) Note	Increase of Income from principal operations on a year-on-year basis (% )	Increase of cost of principal operations on a year-on-year basis (% )	Increase/ (decrease) of gross profit margin on a year-on-year basis (%)

Exploration and Production	112,633	44,290	41.7	24.4	10.5	(1.4)
Refining	595,676	528,720	(0.5)	28.4	36.1	(3.3)
Marketing and Distribution	655,002	615,459	5.9	32.9	33.3	(0.3)
Chemicals	209,438	183,676	11.9	36.8	34.0	1.8
Corporate and others	572,997	570,861	0.4	36.6	36.8	0.0
Elimination of inter-segment sales	(912,474)	(913,131)	N/A	N/A	N/A	N/A
Total	1,233,272	1,029,875	8.9	31.5	35.0	(1.7)

Note:	Gross profit margin = (Income from principal operations – Cost of principal operations, tax and surcharges)/Income from principal operations

5.3	Principal operations in different regions

	☐ applicable	√ inapplicable

5.4	Reasons of material changes in the principal operations and their structure

	☐ applicable	√ inapplicable

5.5	Reasons of changes in the profitability (gross profit) in the principal operations as compared to that in the preceding year

	☐ applicable	√ inapplicable

5.6	Reasons of changes in profit composition as compared to that in the preceding year

	√ applicable	☐ inapplicable

In the first half of 2011, influenced by many factors including geopolitical issues, international crude oil price increased significantly. Chinese economy realised relatively rapid growth. Demand for petroleum and petrochemical products increased steadily, and the price of crude oil, refined oil products and petrochemical products increased compared with the same period of last year. The Company took active measures to adjust the crude oil procurement strategies, optimized the production and operation, adhered to the structural adjustment, constantly improved marketing capabilities, laid great emphasis on the safety of production, energy conservation and took the full advantage of the business scale and synergies, all of which have contributed to good business results. In the first half of 2011, the Company’s turnover and other operating revenues were RMB 1,233.3 billion, and the operating profit was RMB 58.4 billion, representing a year-on-year increase of 31.5% and5.7%, respectively.

5.6.1	Turnover, other operating revenues and other income

In the first half of 2011, the Company’s turnover was RMB 1,216.9 billion, representing an increase of 31.7% over the first half of 2010. This was mainly because the Company timely expanded sales volume by taking the advantage of the increase in the prices of crude oil, refined oil products and chemical products as compared with the same period of last year.

The  following  table  sets  forth  the  external  sales  volume,  average  realised  prices  and respective  change  rates  of  the  Company’s  major  products  over  the  first  half  of  2011 compared to the first half of 2010:

	Sales Volume (thousand tonnes)			Average realised price* (RMB/tonne, RMB/thousand cubic meters)
	Six-month periods ended 30 June		Change	Six-month periods ended 30 June		Change
	2011	2010	(%)	2011	2010	(%)

Crude oil	2,386	2,636	(9.5)	4,600	3,428	34.2
Natural gas (million cubic meters)	5,936	4,138	43.5	1,268	1,027	23.5
Gasoline	23,705	21,215	11.7	8,236	7,205	14.3
Diesel	48,612	43,725	11.2	6,994	5,847	19.6
Kerosene	8,053	6,439	25.1	5,928	4,663	27.1
Basic chemical feedstock	9,937	8,253	20.4	6,959	5,533	25.8
Monomer and polymer for synthetic fibre	3,141	2,751	14.2	10,370	8,142	27.4
Synthetic resin	5,176	4,712	9.8	10,134	9,226	9.8
Synthetic fibre	764	728	4.9	13,995	11,171	25.3
Synthetic rubber	631	606	4.1	22,028	15,687	40.4
Chemical fertilizer	468	916	(48.9)	2,049	1,649	24.3

* Excluding value added tax.

Most of the crude oil and a small portion of natural gas produced by the Company were internally used for refining and chemical production with the remaining sold to other customers. In the first half of 2011, the turnover from crude oil, natural gas and other upstream products sold externally amounted to RMB 21.7 billion, increased by 44.2% year on year, accounting for 1.8% of the Company’s turnover and other operating revenues. The change was mainly due to the increase in the prices of crude oil and natural gas.

Petroleum products (mainly consisting of refined oil products and other refined petroleum products) sold by the refining segment, marketing and distribution segment achieved an external sales revenue of RMB 746.3 billion, representing an increase of 31.6% over the same period of 2010 and accounting for 60.5% of the Company’s turnover and other operating revenues. The increase was mainly due to the increase in sales volume and price of refined petroleum products. The sales revenue of gasoline, diesel and kerosene was RMB582.9 billion, representing an increase of 32.9% over the same period in 2010, accounting for 78.1% of the sales revenue of petroleum products. Turnover of other refined petroleum products was RMB 163.4 billion, representing an increase of 27.2% compared with the first half of 2010, accounting for 21.9% of the sales revenue of petroleum products.

The Company’s external sales revenue of chemical products was RMB 183.0 billion, representing an increase of 36.5% over the same period of 2010, accounting for 14.8% of its turnover and other operating revenues. The increase was mainly due to the increase in sales volume and price of chemical products.

5.6.2	Operating expenses

In the first half of 2011, the Company’s operating expenses were RMB 1,174.8 billion, representing an increase of 33.1% over the first half of 2010. The operating expenses mainly consisted of the following:

Crude oil procurement, products and operating supplies and expenses were RMB1,001.4 billion in the first half of 2011, representing an increase of 36.4% over the same period of 2010, accounting for 85.2% of the total operating expenses, of which:

•
 Procurement cost of crude oil was RMB 406.0 billion, representing an increase of38.0% over the same period of 2010. The total processed volume of crude oil purchased externally in the first half of 2011 was 82.45 million tonnes (excluding the volume processed for third parties) increased by 10.4% over the first half of 2010. The average unit processing cost of crude oil purchased externally was RMB 4,924 per tonne, increased by 25.0% over the first half of 2010.

•
The Company’s other procurement expenses were RMB 595.4 billion, representing an increase of 35.3% over the first half of 2010. This was mainly due to the increase of procurement cost for refined oil products, chemical feedstock and other products.

Selling, general and administrative expenses of the Company totaled RMB 26.3 billion, representing an increase of 14.7% over the first half of 2010. This was mainly due to the increase in sales expenses such as transportation fees, which is related to the expanded sales volume, as well as an increase in operating lease.

Depreciation, depletion and amortization expenses of the Company were RMB 30.5 billion, representing an increase of 4.2% compared with the first half of 2010. This was mainly due to newly accrued depreciation as a result of continuous investment in fixed assets.

Exploration expenses in the first half of 2011 were RMB 5.7 billion, representing a decrease of 1.7% compared with the same period last year.

Personnel expenses were RMB 18.1 billion, increased by RMB 3.1 billion year on year. Without taking account into the effect of more employment caused by business growth, and increasing of insurance payment base, it represents a 9.0% increase year on year.

Taxes other than income tax totaled RMB 93.3 billion, representing an increase of 23.7% compared with the first half of 2010. It was mainly due to an increase of RMB 8.8 billion in oil special income levy caused by the soaring crude oil price. Meanwhile, as a result of increased sales volume, the consumption tax, city construction tax and educational surcharge increased by RMB 8.4 billion on a year-on-year basis. Due to the reform of the resource tax in Xinjiang and 12 western provincial and municipal regions effective on 1 June and 1 December 2010 respectively, resource tax increased by RMB 0.7 billion year on year as a result of the increased crude oil price.

5.6.3	Operating profit

In the first half of 2011, the Company’s operating profit was RMB58.4 billion, representing an increase of 5.7% over the same period of 2010.

5.6.4	Net finance costs

In the first half of 2011, the net finance costs is RMB 3.3 billion, representing a year-on- year decrease of 5.8%, mainly attributable to the exchange gains increased by 0.5 billion over the same period of 2010, as a result of increased overseas financing facilities denominated in US dollar at a low cost and the impact of RMB appreciation against US dollar.

5.6.5	Profit before tax

In the first half of 2011, the Company’s profit before taxation amounted to RMB 58.0 billion, representing an increase of 7.8% compared with the same period of 2010.

5.6.6	Income tax expense

In the first half of 2011, the income tax expense of the Company totaled RMB 13.9 billion, with an increase of 1.4% over the same period of 2010.

5.6.7	Profit attributable to non-controlling interests

In the first half of 2011, profit attributable to non-controlling shareholders of the Company was RMB 3.0 billion, representing an increase of 1.0% over the same period of 2010.

5.6.8	Profit attributable to equity shareholders of the Company

In the first half of 2011, profit attributable to equity shareholders of the Company was RMB 41.2 billion, representing an increase of 11.9% over the same period of 2009.

5.7	Use of the proceeds from share issue

5.7.1	Use of the proceeds from share issue

√ applicable	☐ inapplicable

			RMB million

Total proceeds	22,889.38*	Total proceed used in this reporting period	11,531
		Total cumulative use of proceed	11,531

Projects promised	Investment amount planned	Any change in projects	Actual proceed used	Returns accrued	Whether on schedule	Compliance with expected return

Wuhan 800,000 tpa ethylene project	11,289.38	No	4,792	—	Yes	—
Anqing refinery revamping project	3,000	No	1,039	—	Yes	—
Shijiazhuang refinery revamping project	3,200	No	729	—	Yes	—
Yulin-Jinan gas pipeline project	3,300	No	3,300	—	Yes	—
Rizhao-Yizheng crude oil pipeline and supporting projects	2,100	No	1,671	—	Yes	—
Total	22,889.38	—	11,531	—	—	—
Statements on the failure to realise planned schedule and expected return						No
Statements on the reasons and procedures of changes						No

*	After deducting the issuance cost of RMB 110.62 million (including the commissions for book runners and other costs for the intermediary agencies).

5.7.2	Change of projects

	☐ applicable	√ inapplicable

5.8	Amendments to the operation plans of the second half year by the Board

	☐ applicable	√ inapplicable

5.9	Business prospects and operating plan for the second half year

In the second half of the year, uncertainty and instability of the global economic recovery will increase. In China, the government shall take multi-measures to curb inflation, and GDP growth should remain strong but may slow down slightly. We expect that international crude oil prices will fluctuate within a wider range and the domestic demand for refined oil and chemicals products will keep increasing.

In the second half of 2011, Sinopec Corp. will carefully plan its production in line with the market demand and strengthen safety production and thus endeavor to realise excellent operating results.

With respect to exploration and production, we will further expand our exploration of subtle oil and gas reservoirs and complex fault block oil reservoirs, and actively investigate new areas; accelerate the exploration of the Tazhong and Bachu areas in western China, develop the potential strategic blocks to replace the mature fields, accelerate the overall appraisal of the northern and western margin of the Junggar Basin and the southern areas of ordos we will integrate the exploration and development activities in natural gas blocks such as Yuanba, southeast Sichuan and Xinchang, and enhance appraisal efforts in block selection, and exploration of unconventional resources such as shale gas, coal-bed methane and shale oil. In development, Sinopec Corp. will accelerate building up production capacity in new areas and ensure stable production in matured fields. In natural gas development, we will advance the construction of key capacity-building projects in the Dawan block, the Daniudi gas field and southwest Sichuan, accelerate the development and application of process technology for horizontal well projects, and carry out the rolling development and evaluation of the Yuanba area and the construction of auxiliary surface projects. Production volumes in overseas oil fields will gradually recover. Sinopec Corp. plans to produce 165 million barrels of crude oil, including 153 mmbbls from China and 12.4 mmbbls from Africa, and 247.2 billion cubic feet of natural gas in the second half of the year.

With respect to refining, Sinopec Corp. will continue to maintain high utilisation, upgrade product quality and produce more clean fuel. We will further optimise our product mix by increasing the output of high-quality lubrication oil, asphalt and fuel oil; improve the procurement and transport of crude oil and take measures to reduce costs. Sinopec Corp. plans to process 114 million tonnes of crude oil in the second half of 2011.

With respect to marketing and distribution, Sinopec Corp. will further improve and expand its marketing network to increase its sales volume. We will develop more flexible marketing strategies, improve our marketing structure and service quality, strengthen quantity and quality control of refined oil products and intensify our brand marketing. Meanwhile, Sinopec Corp. will continue to develop its non-fuel businesses. We anticipate that the total domestic refined oil product sales volume will be 74.9 million tonnes in the second half of the year.

At the same time, with respect to chemicals, we will accelerate the optimisation of our product mix, increase the proportion of high-value-added products, manage supplies so that we can adjust our product mix and the mix of raw materials in a nimble manner, accelerate the construction of our logistics system, improve our marketing network, strengthen the relationship among production, marketing and research, improve marketing services and increase customer satisfaction. In the second half of the year, we are planning to produce 4.835 million tonnes of ethylene.

Mindful of the goal of building a first-class corporation in the world in the petroleum and petrochemical industry, Sinopec Corp. will spare no efforts in carrying out its strategies relating to resources, marketing, integration of business segments, internationalisation, differentiation and low-carbon development. In response to the developments of the domestic and international economic climate, we will continue to optimise our marketing strategies, reinforce production safety and strive to achieve our operational targets for 2011.

5.10
Caution and explanation as to the anticipated loss of accumulated net profits from the beginning of the year to the end of the next reporting period or significant changes over the same period of last year

	☐ applicable	√ inapplicable

5.11	Explanation of the management about the auditors’ “non-standard opinion” for the reporting period

	☐ applicable	√ inapplicable

5.12	Explanation of the management about the subsequent changes and the follow up actions of the matters in connection with the auditors’ “non-standard opinion” in the last financial year

	☐ applicable	√ inapplicable

§ 6	Significant events

6.1	Acquisition, sale of assets and assets reorganisation

6.1.1	Acquisition and purchase of assets

	☐ applicable	√ inapplicable

6.1.2	Disposition and sale of assets

	☐ applicable	√ inapplicable

6.1.3	Progress and impact on financial positon and operating results of the relevant event after the issue of asset reorgansation report or announcement of acquition and sale of assets

	☐ applicable	√ inapplicable

6.2	Material guarantee contracts and status of implementation

	√ applicable	☐ inapplicable

Unit: RMB millions

External guarantees provided by the Company (not including guarantees provided for its controlled subsidiaries)

Guraentee provider	Relationship with the listed issuer	Name of guaranteed company	Amount	Date of occurrence (date of signing)	Period of guarantee	Type	Whether completed	Whether the guantee is overdue	The overdue Amounts	Whether exists Counter - guaranteed	Whether for related party (yes or no)Note 1

Sinopec Corp	Sinopec Corp. itself	Yueyang SINOPEC Shell Coal Gasification Corporation Ltd.	302	December 10, 2003	December 10, 2003 – December 10, 2017	joint obligations	No	No	No	No	No

Sinopec Corp.	Sinopec Corp. itself	Shanghai Gaoqiao-SK Solvent Co., Ltd.	21	September 22, 2006	September 22, 2006 – April 16, 2012	joint obligations	No	No	No	No	No

Sinopec Corp.	Sinopec Corp. itself	Fujian Refining and Petrochemical Co., Limited	4,583	September 6, 2007	September 6, 2007 – December 31, 2015	joint obligations	No	No	No	No	No

Sinopec Yangzi Petrochemical Co., Ltd.	wholly-owned subsidiary	Sinopec Corp. Yangzi BP Petrochemical Acetyl Co., Ltd	427			joint obligations	No	No	No	No	No

Sinopec Sales Co., Ltd	wholly-owned subsidiary	Balance of Sinopec Corp Sales Company Limited. joint ventures for its associates and	106			joint obligations	No	No	No	No	No

Total amount of guarantees provided during the reporting period Note2	0
Total amount of guarantees outstanding at the end of the reporting period Note2 (A)	5,439

Guarantees provided by Sinopec Corp. for its controlled subsidiaries

Total amount of guarantees for the controlled subsidiaries during the reporting period	N/A
Total amount of guarantees for the controlled subsidiaries outstanding at the end of the reporting period (B)	N/A

Total amount of guarantees by the Company (including those provided for the controlling subsidiaries)

Total amount of guarantees Note3 (A+B)	5,439
The proportion of the total amount of guarantees to Sinopec Corp.’s net assets	1.2
Amount of guarantees provided for shareholders, de facto controllers and related parties (C)	N/A
Amount of debt guarantees provided directly or indirectly to the companies with liabilities to asset ratio of over 70%(D)	21
Amount of guarantees in excess of 50% of the total net assets (E)	N/A
Total amount of guarantees of the above three items Note4 (C+D+E)	21
Statement of guarantee undue that might be involved in any joint and several liabilities	N/A
Statement of guarantee status	N/A

Note 1:	As defined in Article 10.1.3 of the Listing Rules of Shanghai Stock Exchange.

Note 2:
Total amount of guarantee provided during the reporting period and total amount of guarantees outstanding at the end of the reporting period include the guarantees provided by the controlled subsidiaries to external parties. The amount of guarantees assumed by Sinopec Corp. is the amount of the external guarantees provided by each controlling subsidiary multiplied by Sinopec Corp.’s respective shareholding in the controlled subsidiary.

Note 3:
Total amount of guarantee is the aggregate of the amount of guarantee outstanding at the end of the reporting period (excluding the guarantees provided for controlling subsidiaries) and the amount of guarantees for controlling subsidiaries outstanding at the end of the reporting period.

Note 4:
“Total amount of guarantee of three items aforesaid” is the aggregate of “amount of guarantee provided for shareholders, de facto controllers and connected parties”, “amount of debt guarantees provided directly or indirectly to companies with liabilities to asset ratio of over70%” and “the amount of guarantees in excess of 50% of net assets”.

6.3	Credit and delet between connected parties

√ applicable	☐ inapplicable

Unit: RMB million

	Fund to Connected Parties		Fund from Connected Parties
Connected Parties	Amount incurred	Balance	Amount incurred	Balance

China Petrochemical Corporation	267	787	(415)	7,830
Other connected parties	(1,112)	1,346	—	—

Total	(845)	2,133	(415)	7,830

6.4	Material litigation and arbitration

	☐ applicable	√ inapplicable

6.5	Explanations of other significant events, their impact and proposed solutions

6.5.1	The shares of other listed companies held by the Company and status of investments in shares and securities

Stock Code	Abbreviation	Number of shares held at the end of period	Amount of initial investment	Book value at the end of period	Book value at the beginning of period	Accounting items

384 (Hong Kong)	China Gas Holding	210 million shares	RMB 136,426,500.00	RMB 136,426,500.00	RMB 136,426,500.00	Long-term equity investment

6.5.2	Status of shares holding of institutions such as commercial banks, securities companies, insurance companies, trust companies or future companies etc.

√ applicable	☐ inapplicable

Financial institutions		Initial investmen (RMB 10,000)	Number of shares holding (RMB 10,000)	Proportion in total shares	Book value at the end of the period (RMB 10,000)	Profit/loss in the period	Change of shareholders’ funds in the period	Accounting items Shares origin

1	Beijing International Trust Co., Ltd	20,000	20,000	14.29%	20,000	0	0	Long-term equity investment investment
2	Zhengzhou Commercial Bank Co., Ltd.	1,000	1,000	0.5%	1,000	0	0	Long-term equity Debt to shares investment
	Total	—	—	21,000	0	0	—	—

6.5.3	Entrusted loans

To optimise the internal utilisation of available funds and lower the overall cost of capital, the 12th meeting of the fourth session of the boardapproved Sinopec Corp. of providing entrusted loan to Zhangjiang Dongxing and Hainan Refineries with no more than RMB 10 billion and loan rate no less than same-period commercial bank deposit rate. The entrusted loan is a connected transaction under chapter 14A of the Hong Kong Listing Rules.

Loan to	Amount	Term		Interest rate
	(RMB billion)	from	to

Zhanjiang Dongxing Petrochemical Co.	2	28 March 2011	28 March 2012	4.20%

6.5.4	Wuhan ethylene project

Wuhan ethylene project mainly consists of 800,000 tpa ethylene and downstream auxiliary facilities. Construction commenced in December 2007. It’s expected to be completed in 2013.

6.5.5	Shandong LNG project

Shandong LNG project mainly consists of one wharf and one terminal with 3 million tpa capacity and auxiliary transportation pipelines. Construction commenced in September 2010. It’s expected to be completed in 2013.

6.5.6	Issuance of RMB 23 billion convertible bonds

On 26 March 2010, the issuance of RMB23 billion A Share convertible bonds was approved at the Fifth Meeting of the Fourth Session of Board of Directors of Sinopec Corp. It’s subsequently approved by the Annual General Meeting on 18 May 2010 and approved by China Securities Regulatory Commission on 29 December 2010. The bonds were issued at par value of RMB 100. The bonds were of six-year-term with annual interest rate of 0.5%, 0.7%, 1.0%, 1.3%, 1.8% and 2.0%. The initial conversion price was RMB 9.73 per share. The bonds were issued on 23 February 2011 and listed on Shanghai Stock Exchange on 7 March 2011. For further details, please refer to Sinopec Corp.’s announcements published in China Securities Journal, Shanghai Securities News, Securities Times and Securities Daily  in  Mainland  China  on  28  February  2011  and  3  March  2011  respectively.  The proceeds will be used in Wuhan ethylene, Anqing refinery revamping, Shijiazhuang, Yulin- Jinan Pipeline and Rizhao-Yizheng pipeline projects.

Replacement at the RMB9.141 billion invested in the above-mentioned projects before the end of February 2011 was approved at the 12th Meeting of the Fourth Session of the Board of Directors of Sinopec Corp. KPMG Huazhen has issued the verification report for the above paid-in capital, and Goldman Sachs Gaohua has issued the review opinions. In order to reduce the idle funds and bring the funds into full play, the idle proceeds from the issuance are approved by the Board of Directors to supplement temporarily the working capital for a period not exceeding 6 months, and with a total amount not exceeding 10% of the total proceeds. For details please refer to resolution announcements of the 12th Meeting of the Fourth Session of the Board of Directors of Sinopec Corp. published in China Securities Journal, Shanghai Securities News, Securities Times on 28 March 2011.

To improve the utilisation efficiency of the proceeds and increase the deposit yield, Sinopec Corp. signed “the three-party supervision supplementary agreement for the proceeds account” with the account bank and the sponsor. For the details, please refer to announcement published in China Securities Journal, Shanghai Securities News, and Securities Times on 20 May 2011.

6.5.7	Dividend distribution for the year ended 31 December 2010

As approved at the 2010 Annual General Meeting of Sinopec Corp., a final cash dividend of RMB 0.13 (inclusive of tax) per share for 2010 was distributed, which amounted to a total cash dividend of RMB 11.27 billion. On 30 June 2011, Sinopec Corp. distributed the final dividend for 2010 to shareholders whose names appeared on the register of members of Sinopec Corp. on 17 June 2011.

For the year of 2010, total cash dividend of RMB 0.21 (inclusive of tax) per share was distributed and the total cash dividend amounted to RMB 18.21 billion.

6.5.8	Interim dividend distribution plan for the six-month period ended 30 June 2011

According to the Articles of Association, the interim dividend distribution plan for the six- month period ended 30 June 2011 was approved at the 15th meeting of the Fourth Session of the Board of Directors. An interim cash dividend of RMB 0.10 (inclusive of tax) per share would be distributed based on the total number of shares as of 16 September 2011. The total cash dividend amounts to RMB 8.67 billion.

The interim dividend will be distributed on or before Wednesday, September 28, 2011 to the shareholders whose names appear on the register of members of Sinopec Corp. on Friday, 16 September 2011. To be entitled to the interim dividend, holders of H shares shall lodge their share certificate(s) and transfer documents with Hong Kong Registrars Limited at 1712-1716, 17th floor, Hopewell Centre, No. 183 Queen’s Road East, Wanchai, Hong Kong, for registration of transfer, by no later than 4:30pm on Friday, 9 September 2011. The register of members of the H shares of Sinopec Corp. will be closed from Monday, 12 September 2011, to Friday, 16 September 2011 (both dates inclusive). As Sinopec Corp. will hold its extraordinary general meeting on 12 October 2011 (please refer to the notice of extraordinary general meeting dated 26 August 2011 for further details), the register of members of Sinopec Corp. will be closed from Saturday, 10 September 2011 to Wednesday, 12 October 2011 (both dates inclusive), overlapping with the above proposed book closure period. To avoid from any doubts, the register of members of Sinopec Corp. will be closed from Saturday, 10 September 2011 to Wednesday, 12 October 2011 (both dates inclusive).

Dividends for domestic shares will be paid in Renminbi and dividends for foreign shares will be paid in Hong Kong dollars. The exchange rate for dividends to be paid in Hong Kong dollars is the average of the basic exchange rate of Renminbi to Hong Kong dollar published by the People’s Bank of China during the week prior to the date of declaration of dividends, being Friday, 26 August 2011.

For Individual H Shareholders who are Hong Kong and Macau residents and those whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of 10%, Sinopec Corp. will withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders. For Individual H Shareholders whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of less than 10%, Sinopec Corp. will withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders. If relevant individual H Shareholders would like to apply for a refund of the additional amount of tax withheld and paid, Sinopec Corp. can assist the relevant shareholder to handle the application for the underlying preferential tax benefits pursuant to the tax treaties, provided that the relevant shareholder shall submit to the H share registrar of Sinopec Corp. the information required under the Tax Treaties Notice within the time period as specified below. Upon examination and approval by competent tax authorities, Sinopec Corp. will assist in refunding the additional amount of tax withheld and paid. For Individual H Shareholders whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of more than 10% but less than20%, the Company will withhold and pay individual income tax at the actual tax rate stipulated in the relevant tax treaty. For Individual H Shareholders whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of 20%, or a country which has not entered into any tax treaties with the PRC, or under any other circumstances, Sinopec Corp. will finally withhold and pay individual income tax at the rate of20% on behalf of the Individual H shareholders.

The Company will determine the country of domicile of the Individual H Shareholders based on the registered address as recorded in the register of members of Sinopec Corp. (the “Registered Address”) after close of business on 9 September 2011. If the domicile of an Individual H Shareholder is not the same as the Registered Address or if the Individual H Shareholder would like to apply for a refund of the additional amount of tax finally withheld and paid, the Individual H Shareholder shall provide relevant supporting documents as required under the Tax Treaties Notice in person to the H share registrar of Sinopec Corp., Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong on or before 4:30p.m., 9 September 2011. Upon examination of the supporting documents by the relevant tax authorities, Sinopec Corp. will follow the guidance given by the tax authorities to implement relevant tax withholding provisions and arrangements. Individual H Shareholders may either personally or appoint a representative to attend to the procedures in accordance with the requirements under the Tax Treaties Notices if they do not provide the relevant supporting documents to Sinopec Corp. within the time period stated above.

7	Financial statements

7.1.1	Auditor’s opinion

Financial statements	☐ Unaudited	√ Audited
Auditor’s opinion	√ Standard unqualified opinon	☐ Not standard opinion

7.2	Financial statements

7.2.1	Financial statements prepared under ASBE

The Group and the Company’s balance sheets

Units: RMB millions

Items	30 June 2011		31 December 2010
	The Group	The Company	The Group	The Company
Currents assets:
Cash at bank and on hand	14,186	7,787	18,140	11,882
Bills receivable	25,113	15,828	15,950	11,093
Accounts receivable	65,414	18,724	43,093	16,660
Other receivables	8,177	33,401	9,880	27,433
Prepayments	8,896	9,883	5,247	6,394
Inventories	207,962	137,969	156,546	103,170
Other current assets	1,783	351	594	507

Total current assets	331,531	223,943	249,450	177,139

Non-current assets:
Long-term equity investments	45,706	99,904	45,037	111,354
Fixed assets	531,953	437,650	540,700	436,870
Construction in progress	101,299	93,129	89,599	76,830
Intangible assets	28,634	22,297	27,440	20,080
Goodwill	8,775	—	8,298	—
Long-term deferred expenses	7,764	6,928	7,560	6,058
Deferred tax assets	14,748	11,326	15,578	11,832
Other non-current assets	1,502	71	1,727	173

Total non-current assets	740,381	671,305	735,939	663,197

Total assets	1,071,912	895,248	985,389	840,336

Items	30 June 2011		31 December 2010
	The Group	The Company	The Group	The Company
Current liabilities:
Short-term loans	35,426	434	29,298	7,229
Bills payable	4,301	2,816	3,818	2,670
Accounts payable	171,059	108,940	132,528	87,244
Advances from customers	44,977	40,979	57,324	51,190
Employee benefits payable	11,238	10,279	7,444	7,037
Taxes payable	24,205	19,357	33,814	24,598
Other payables	55,426	74,018	54,871	73,825
Short-term debentures payable	5,000	5,000	1,000	—
Non-current liabilities due within one year	33,994	33,786	5,530	4,109

Total current liabilities	385,626	295,609	325,627	257,902

Non-current liabilities:
Long-term loans	58,351	57,774	58,895	58,377
Debentures payable	105,096	105,096	115,180	115,180
Provisions	16,339	15,164	15,573	14,462
Deferred tax liabilities	15,266	7,806	15,017	7,951
Other non-current liabilities	2,619	848	2,415	1,045
Total non-current liabilities	197,671	186,688	207,080	197,015

Total liabilities	583,297	482,297	532,707	454,917

Shareholders’ equity:
Share capital	86,702	86,702	86,702	86,702
Capital reserve	33,203	41,577	29,414	37,922
Specific reserve	2,540	2,041	1,325	1,025
Surplus reserves	145,124	145,124	141,711	141,711
Retained profits	188,687	137,507	163,132	118,059
Foreign currency translation differences	(1,373)	—	(1,157)	—

Total equity attributable to shareholders of the Company	454,883	—	421,127	—
Minority interests	33,732	—	31,555	—

Total shareholders’ equity	488,615	412,951	452,682	385,41-
Total liabilities and shareholders’ equity	1,071,912	895,248	985,389	840,336

The Group and the Company’s income statements

Units: RMB millions
	For the Six-Month Periods Ended 30 June
	2011		2010
	The Group	The Company	The Group	The Company

Operating income	1,233,272	757,588	937,736	570,689
Less: Operating costs	1,029,875	601,876	762,661	437,872
Sales taxes and surcharges	93,285	74,333	75,410	60,162
Selling and distribution expenses	16,650	14,311	14,184	11,476
General and administrative expenses	28,502	23,943	24,348	20,332
Financial expenses	3,486	3,481	3,716	2,951
Exploration expenses, including dry holes	5,652	5,652	5,747	5,747
Impairment losses	2,712	2,197	741	713
Add: Gain from changes in fair value	305	245	540	221
Investment income	2,822	9,124	1,994	1,347

Operating profit	56,237	41,164	53,463	33,004
Add: Non-operating income	1,108	1,007	666	561
Less: Non-operating expenses	590	560	317	319

Profit before taxation	56,755	41,611	53,812	33,246
Less: Income tax expense	13,543	7,479	14,052	7,882

Net profit	43,212	34,132	39,760	25,364

Including: Net profit of acquiree before the consolidation	—		2,449
Attributable to:
Equity shareholders of the Company	40,239		36,776
Minority interests	2,973		2,984

Basic earnings per share	0.464		0.424

Diluted earnings per share	0.452		0.418

Net profit	43,212		39,760

Other comprehensive income:
Cash flow hedges	139	—	(20)	—
Available-for-sale financial assets	1	—	—	—
Share of other comprehensive income of associates	(63)	(63)	(481)	(481)
Foreign currency translation difference	(234)	—	(45)	—

Total other comprehensive income	(157)	(63)	(546)	(481)

Total comprehensive income	43,055	34,069	39,214	24,883

Attributable to:
Equity shareholders of the Company	40,100		36,250
Minority interests	2,955		2,964

	For the Six-Month Periods Ended 30 June
Items	2011		2010
	The Group	The Company	The Group	The Company
Cash flows from operating activities:
Cash received from sale of goods and rendering of services	1,393,347	863,953	1,066,647	653,029
Rentals received	202	202	162	70
Other cash received relating to operating activities	4,206	5,127	2,838	5,388

Sub-total of cash inflows	1,397,755	869,282	1,069,647	658,487

Cash paid for goods and services	(1,187,767)	(703,351)	(871,041)	(510,250)
Cash paid for operating leases	(6,341)	(5,339)	(6,027)	(4,927)
Cash paid to and for employees	(12,800)	(9,853)	(10,849)	(8,636)
Value added tax paid	(36,810)	(30,117)	(29,105)	(22,384)
Income tax paid	(20,000)	(12,680)	(10,535)	(6,066)
Taxes paid other than value added tax and income tax	(94,874)	(73,800)	(78,487)	(62,394)
Other cash paid relating to operating activities	(8,300)	(7,947)	(7,758)	(10,650)

Sub-total of cash outflows	(1,366,892)	(843,087)	(1,013,802)	(625,307)

Net cash flow from operating activities	30,863	26,195	55,845	33,180
Cash flows from investing activities:
Cash received from disposal of investments	2,482	1,754	733	22
Dividends received	1,997	1,285	874	633
Net cash received from disposal of fixed assets and intangible assets	168	130	13,082	13,043
Cash received on maturity of time deposits with financial institutions	707	—	1,356	23
Cash received from derivative financial instruments	3,329	—	1,140	—
Other cash received relating to investing activities	541	195	162	91

Sub-total of cash inflows	9,224	3,364	17,347	13,812

Units: RMB millions
	For the Six-Month Periods Ended 30 June
Items	2011		2010
	The Group	The Company	The Group	The Company

Cash paid for acquisition of fixed assets and intangible assets	(53,782)	(37,846)	(49,625)	(42,604)
Cash paid for acquisition of investments	(2,692)	(1,813)	(4,300)	(6,712)
Cash paid for acquisition of time deposits with financial institutions	(5,045)	(3,830)	(1,603)	—
Cash paid for derivative financial instruments	(3,028)	—	(1,611)	—

Sub-total of cash outflows	(64,547)	(43,489)	(57,139)	(49,316)

Net cash flow from investing activities	(55,323)	(40,125)	(39,792)	(35,504)

Cash flows from financing activities:
Cash received from borrowings	277,196	38,904	411,657	253,768
Proceeds of issuance of 2011 Convertible Bonds, net of issuing expenses	22,889	22,889	—	—
Cash received from issuance of corporate bonds	5,000	5,000	21,000	20,000
Cash received from issuance of shares	—	—	2	2
Cash received from contribution from minority shareholders of subsidiaries	22	—	47	—

Sub-total of cash inflows	305,107	66,793	432,706	273,770

Cash repayments of borrowings	(272,658)	(46,659)	(427,944)	(252,511)
Cash repayments of corporate bonds	(1,036)	(36)	(1,000)	—
Cash paid for dividends, profits distribution or interest	(14,848)	(14,093)	(12,940)	(12,077)
Dividends paid to minority shareholders of subsidiaries	(420)	—	(379)	—
Cash paid for acquisition of minority interests from subsidiaries, net	(15)	—	—	—

Sub-total of cash outflows	(288,977)	(60,788)	(442,263)	(264,588)

Net cash flow from financing activities	16,130	6,005	(9,557)	9,182

Effects of changes in foreign exchange rate	38	—	(34)	—

Net (decrease)/increase in cash and cash equivalents	(8,292)	(7,925)	6,462	6,858

The Group and the Company’s statements of changes in equity

The Group

	Share capital RMB millions	Capital reserve RMB millions	Specific reserve RMB millions	Surplus reserves RMB millions	Foreign currency Retained profits RMB millions	Total shareholders’ equity attributable to equity translation differences RMB millions	shareholders of the Company RMB millions	Total Minority interests RMB millions	shareholders’ equity RMB millions

Balance at 1 January 2010	86,702	38,202	—	115,031	140,596	(70)	380,461	26,087	406,548
Change for the period
1. Net profit	—	—	—	—	36,776	—	36,776	2,984	39,760
2. Other comprehensive income:
- Cash flow hedges	—	(20)	—	—	—	—	(20)	—	(20)
- Share of other comprehensive income of associates	—	(481)	—	—	—	—	(481)	—	(481)
- Foreign currency translation differences	—	—	—	—	—	(25)	(25)	(20)	(45)

Total other comprehensive income	—	(501)	—	—	—	(25)	(526)	(20)	(546)

Total comprehensive income	—	(501)	—	—	36,776	(25)	36,250	2,964	39,214

Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
- Distributions to shareholders	—	—	—	—	(9,537)	—	(9,537)	—	(9,537)
4. Warrants exercised	—	2	—	—	—	—	2	—	2
5. Distributions to minority interests, net of contributions	—	—	—	—	—	—	—	(332)	(332)
6. Distribution to Sinopec Group Company	—	(18)	—	—	—	—	(18)	—	(18)
7. Net increase in specific reserve for the period	—	—	373	—	—	—	373	—	373

Total transactions with owners	—	(16)	373	—	(9,537)	—	(9,180)	(332)	(9,512)

Balance at 30 June 2010	86,702	37,685	373	115,031	167,835	(95)	407,531	28,719	436,250

	Share capital	Capital reserve	Specific reserve	Surplus reserves	Foreign currency Retained profits	Total shareholders’ equity attributable to equity translation differences	shareholders of the Company	Tota Minority interests	shareholders’equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	millions	millions	millions	millions	millions	millions	millions	millions	millions

Balance at 1 January 2011	86,702	29,414	1,325	141,711	163,132	(1,157)	421,127	31,555	452,682
Change for the period	—	—	—	—	40,239	—	40,239	2,973	43,212
1. Net profit
2. Other comprehensive income:
- Cash flow hedges	—	139	—	—	—	—	139	—	139
- Available-for-sale financial assets	—	1	—	—	—	—	1	—	1
- Share of other comprehensive income of associates	—	(63)	—	—	—	—	(63)	—	(63)
- Foreign currency translation differences	—	—	—	—	—	(216)	(216)	(18)	(234)

Total other comprehensive income	—	77	—	—	—	(216)	(139)	(18)	(157)

Total comprehensive income	—	77	—	—	40,239	(216)	40,100	2,955	43,055

Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
- Appropriation for surplus
Reserves	—	—	—	3,413	(3,413)	—	—	—	—
- Distributions to shareholders	—	—	—	—	(11,271)	—	(11,271)	—	(11,271)

4. Issuance of the 2011 Convertible Bonds	—	3,610	—	—	—	—	3,610	—	3,610
5. Acquisition of minority interests	—	(16)	—	—	—	—	(16)	(4)	(20)
6. Distributions to minority interests net of contributions	—	—	—	—	—	—	—	(814)	(814)
7. Net increase in specific reserve for the period	—	—	1,215	—	—	—	1,215	40	1,255
8. Government grants	—	118	—	—	—	—	118	—	118

Total transactions with owners	—	3,712	1,215	3,413	(14,684)	—	(6,344)	(778)	(7,122)

Balance at 30 June 2011	86,702	33,203	2,540	145,124	188,687	(1,373)	454,883	33,732	488,615

The Group and the Company’s statements of changes in equity

The Company						Total
	Share	Capital	Specific	Surplus	Retained	shareholders’
	capital	reserve	reserve	reserves	profits	equity
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Balance at 1 January 2010	86,702	38,234	—	115,031	94,414	334,381
Change for the period
1. Net profit	—	—	—	—	25,364	25,364
2. Other comprehensive income - Share of other comprehensive income of associates	—	(481)	—	—	—	(481)
Total other comprehensive income	—	(481)	—	—	—	(481)

Total comprehensive income	—	(481)	—	—	25,364	24,883

Transactions with owners, recorded
3. Appropriations of profits: - Distributions to shareholders	—	—	—	—	(9,537)	(9,537)
4. Warrants exercised	—	2	—	—	—	2
5. Distributions to Sinopec Group Company	—	(18)	—	—	—	(18)
66. Net increase in specific reserve for the period	—	—	234	—	—	234

Total transactions with owners	—	(16)	234	—	(9,537)	(9,319)

Balance at 30 June 2010	86,702	37,737	234	115,031	110,241	349,945

	Share capital RMB millions	Capital reserve RMB millions	Specific reserve RMB millions	Surplus reserves RMB millions	Retained profits RMB millions	Total shareholders’ equity RMB millions

Balance at 1 January 2011	86,702	37,922	1,025	141,711	118,059	385,419
Change for the period 1. Net profit	—	—	—	—	34,132	34,132
2. Other comprehensive income - Share of other comprehensive income of associates	—	(63)	—	—	—	(63)

Total other comprehensive income	—	(63)	—	—	—	(63)

Total comprehensive income	—	(63)	—	—	34,132	34,069

Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
- Appropriation for surplus reserves	—	—	—	3,413	(3,413)	—
- Distributions to shareholders	—	—	—	—	(11,271)	(11,271)
4. Issuance of the 2011 Convertible Bonds	—	3,610	—	—	—	3,610
5. Net increase in specific reserve for the period	—	—	1,016	—	—	1,016
6. Government grants	—	108	—	—	—	108

Total transactions with owners	—	3,718	1,016	3,413	(14,684)	(6,537)

Balance at 30 June 2011	86,702	41,577	2,041	145,124	137,507	412,951

7.2.2	Financial statements prepared under 1FRS

CONSOLIDATED INCOME STATEMENT

Units: RMB millions. except for per share data

	Six-month periods
Items	ended 30 June
	2011	2010
Turnover and other operating revenues
Turnover	1,216,941	924,336
Other operating revenues	16,331	13,400
	1,233,272	937,736
Operating expenses
Purchases crude oil, products and operating supplies and expenses	(1,001,431)	(734,277)
Selling, general and administrative expenses	(26,281)	(22,907)
Depreciation, depletion and amortisation	(30,510)	(29,288)
Exploration expenses, including dry holes	(5,652)	(5,747)
Personnel expenses	(18,094)	(15,037)
Taxes other than income tax	(93,285)	(75,410)
Other operating income, net	420	234

Total operating expenses	(1.174,833)	(882,432)

Operating profit	58,439	55,304

Finance costs
Interest expense	(4.587)	(3,983)
Interest income	541	162
Unrealised gain on embedded derivative component of the Convertible Bonds	190	218
Foreign currency exchange losses	(207)	(198)
Foreign currency exchange gains	767	303

Net finance costs	(3,296)	(3,498)

Investment income	102	93

Share of profits less losses from associates and jointly controlled entities	2,804	1,940

	Six-month periods
Items	ended 30 June
	2011	2010

Profit before taxation	58,049	53,839
Tax expense	(13,857)	(14,052)

Profit for the period	44,192	39,787

Attributable to:
Equity shareholders of the Company	41,174	36,798
Non-controlling interests	3,018	2,989

Profit for the period	44,192	39,787

Earnings per share
Basic	0.475	0.424
Diluted	0.462	0.419

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Unit: RMB millions

Items	Six-month periods ended 30 June
	2011	2010

Profit for the period	44,192	39,787

Other comprehensive income for the period (after tax and reclassification adjustments)
Cash flow hedge	139	(20)
Available-for-sale securities	1	—
Share of other comprehensive income of associates	(63)	(481)
Foreign currency translation differences	(234)	(45)

Total other comprehensive income	(157)	(546)

Total comprehensive income for the period	44,035	39,241

Attributable to:
Equity shareholders of the Company	41,035	36.272
Non-controlling interests	3,000	2,969

Total comprehensive income for the period	44,035	39,241

CONSOLIDATED BALANCE SHEET

Units: RMB millions

	30 June	31 December
Items	2011	2010

Non-current assets
Property, plant and equipment, net	531,953	540,700
Construction in progress	101,299	89,599
Goodwill	8,775	8,298
Interest in associates	23,592	22,815
Interest in jointly controlled entities	20,368	20,199
Investments	2,299	2,075
Deferred tax assets	14,088	15,232
Lease prepayments	21,523	20,325
Long-term prepayments and other assets	15,824	16,350

Total non-current assets	739,721	735,593

Current assets
Cash and cash equivalents	8,716	17,008
Time deposits with financial institutions	5,470	1,132
Trade accounts receivable, net	65,414	43,093
Bills receivable	25,113	15,950
Inventories	207,962	156,546
Prepaid expenses and other current assets	29,971	26,500

Total current assets	342,646	260,229

	30 June	31 December
Items	2011	2010

Current liabilities
Short-term debts	56,642	17,019
Loans from Sinopec Group Company and fellow subsidiaries	17,778	18,809
Trade accounts payable	171,059	132,528
Bills payable	4,301	3,818
Accrued expenses and other payables	143,719	153,478
Income tax payable	3,242	10,754

Total current liabilities	396,741	336,406

Net current liabilities	(54,095)	(76,177)

Total assets less current liabilities	685,626	659,416

Non-current liabilities
Long-term debts	125,220	136,465
Loans from Sinopec Group Company and fellow subsidiaries	38,227	37,610
Deferred tax liabilities	15,266	15,017
Provisions	16,339	15,573
Other liabilities	3,998	3,715

Total non-current liabilities	199.050	208,380

Equity
Share capital	86,702	86,702
Reserves	366,260	332,902

Total equity attributable to equity shareholders of the Company	452,962	419,604
Non-controlling interests	33,614	31,432

Total equity	486,576	451,036

7.2.3	Differences between financial statements prepared in accordance with the accounting policies corn plying with ASBE and IFR S

	(1)	Effects of major differences between the net profit under ASBE and the profit for the period under 1FRS are analysed as follows:

	Six-month periods ended 30 June
	2011 RMB millions	2010 RMB millions

Net profit under ASBE	43,212	39,760

Adjustments:
Government grants	39	27
Safety production fund	941

Profit for the period under 1FRS	44,192	39,787

(2)	Effects of major differences between the shareholders' equity under ASBE and the total equity under 1FRS are analysed as follows:

	At 30 June 2011 RMB millions	At 31 December 2010 RMB millions

Shareholders' equity under ASBE	488,615	452,682

Adjustments:
Government grants	(1,379)	(1,300)
Safety production fund	(660)	(346)

Total equity under 1FRS	486,576	451,036

7.3	Changes in accounting policies

	√ Applicable	☐ Not applicable

The IASB has issued a number of amendments to International IFRS and one new Interpretation that are first effective for the current accounting period of the Group. Of these, the following development is relevant to the Group's financial statements:

●	1AS 24 (revised 2009), Related party disclosures

●	Improvements to IFRS (2010)

1AS 24 (revised 2009) "Related party disclosures" simplifies the definition of "related party" and removes inconsistencies, which emphasises a symmetrical view of related party transactions. The revised standard also provides limited relief from disclosure of information by government-related entities in respect of transactions with the government to which the Group is related, or transactions with other entities related to the same government. The amendments to 1AS 24 have had no material impact on the Group's interim financial statements.

In the Improvements to IFRS (2010) omnibus standard, the IASB extended the scope of paragraph D8 of 1FRS 1, First time adoption of IFRS, for the use of the deemed cost exemption for an event-driven fair value. Under the amended standard, an entity is permitted to take as deemed cost the fair value of some or all of its assets and liabilities, when these fair values were determined under previous GAAP at one particular date because of a specific event which occurred during the period covered by its first financial statements prepared under 1FRS. Previously, IFRS 1 only permitted such valuations to be used as deemed cost if the event occurred before the date of the entity's transition to IFRS (being the start of the earliest comparative period included in the first set of 1FRS financial statements).

The Group's first financial statements prepared under IFRS were for the three year ended 31 December 1999 and for the six-month period ended 30 June 2000, with the start of the earliest comparative period being I January 1997. During that period and pursuant to applicable laws and regulations of the PRC, the Group's financial statements prepared under Accounting Standards for Business Enterprises and other relevant rules and regulations (collectively-'`PRC eit*P9-included-leasehold-land-use rights-at-deemed co based on the valuation performed by independent valuers as at 30 September 1999. As these valuations were performed as of a date later than the date of transition to IFRS, the Group was not permitted to adopt these valuations as deemed cost for the purposes of its 1FRS financial statements and instead adopted the 1FRS policy that leasehold land use rights were measured at historical cost and therefore, the related revaluation gains arising from the revaluation in 1999 as mentioned above were not recognised. The Group has chosen to adopt the amendments to 1FRS I by making retrospective adjustments in order to eliminate the aforementioned differences between the Group's financial statements under IFRS and those under PRC GAAP. Specifically, the Group has retrospectively adjusted the amounts reported for previous periods in its IFRS financial statements to reflect the recognition of the leasehold land use rights at their deemed cost based on the valuation performed by the independent valuers as at 30 September 1999, with consequential adjustments for amortisation charged in subsequent periods.

7.4	The Group has no material accounting errors during the reporting period.

7.5	Notes on the financial statements prepared under 1FRS

7.5.1	Turnover

Turnover represents revenue from the sales of crude oil, natural gas, petroleum and chemical products, net of value-added tax.

7.5.2	Tax expense

Tax expense in the consolidated income statement represents:

	Six-month periods ended 30 June
Current tax	2011 RMB millions	2010 RMB millions

- Provision for the period	11,922	9,698
- Under-provision in prior years	405	544
Deferred taxation	1,530	3,810
	13,857	14,052

Reconciliation between actual tax expense and the expected income tax expense at applicable statutory tax rates is as follows:

	Six-month periods ended 30 June
	2011 RMB Millions	2010 RMB millions

Profit before taxation	58,049	53,839

Expected PRC income tax expense at a statutory tax rate of 25%	14,512	13,460
Tax effect of preferential tax rate (i)	(791)	(906)
Effect of income taxes from foreign operations in excess of taxes at the PRC statutory tax rate (i)	796	1,658
Tax effect of non-deductible expenses	105	89
Tax effect of non-taxable income	(937)	(599)
Tax effect of previously unrecognised tax losses and temporary differences	(327)	(285)
Tax effect of tax losses not recognised	94	91
Under-provision in prior years	405	544

Actual income tax expense	13,857	14,052

Note:

(1)
The provision for PRC current income tax is based on a statutory income tax rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group in the PRC that are taxed at preferential rates, and the foreign operation in the Republic of Angola ("Angola") that is taxed at 50% of the assessable income as determined in accordance with the relevant income tax rules and regulations of Angola.

7.5.3	Basic and diluled earnings per share

The calculation of basic earnings per share for the six-month period ended 30 June 2011 is based on the profit attributable to ordinary equity shareholders of the Company of RMB 41,174 million (2010: RMB 36,798 million) and the weighted average number of shares of 86,702,527,774 (2010: 86,702,497,689) during the period.

The calculation of diluted earnings per share for the six-month period ended 30 June 2011 is based on the profit attributable to ordinary equity shareholders of the Company of RMB 41,315 million (2010: RMB 36,758 million) and the weighted average number of shares of 89,377,634,787 (2010: 87,789,858,284) calculated as follows:

(i)	Profit attributable to ordinary equity shareholders of the Company (diluted)

	Six-month periods ended 30 June
	2011 RMB millions	2010 RMB millions

Profit attributable to ordinary equity shareholders of the Company	41,174	36,798
After tax effect of interest expense (net of exchange gain) of the 2007 Convertible
Bonds and the 2011 Convertible Bonds	283	123
After tax effect of unrealised gain on embedded derivative component of the 2007 Convertible Bonds	(142)	(163)

Profit attributable to ordinary equity shareholders of the Company (diluted)	41,315	36,758

(ii)	Weighted average number of shares (diluted)

	Six-month periods ended 30 June
	2011 Number of shares	2010 Number of shares
Weighted average number of shares at 30 June	86,702,527,774	86,702,497,689
Effect of conversior the 2007 Convertible Bonds	1,083,780,669	1,087,360,595
Effect of conversion of the 2011 Convertible Bonds	1,591,326,344	-

Weighted average number of shares (diluted) at 30 June	89,377,634,787	87,789,858,284

7.5.4	Dividends

Dividends payable to equity shareholders of the Company attributable to the period represent:

	Six-month periods ended 30 June
	2011	2010
	RMB	RMB
	millions	millions

Interim dividends declared after the balance sheet date of RMB 0.10 per share (2010: RMB 0.08 per share)	8,670	6,936

Pursuant to the Company's Articles of Association and a resolution passed at the Directors' meeting on 26 August 2011, the directors authorised to declare the interim dividends for the year ending 31 December 2011 of RMB 0.10 (2010: RMB 0.08) per share totalling RMB 8,670 million (2010: RMB 6.936 million). Dividends declared after the balance sheet date are not recognised as a liability at the balance sheet date.

Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the period represent:

	Six-month periods ended 30 June
	2011	2010
	RMB	RMB
	millions	millions

Final dividends in respect of the previous financial year, approved and paid during the period of RMB 0.13 per share (2010: RMB 0.11 per share)	11,271	9.537

Pursuant to the shareholders' approval at the Annual General Meeting on 13 May 2011, a final dividend of RMB 0.13 per share totalling RMB 11,271 million in respect of the year ended 31 December 2010 was declared.

Pursuant to the shareholders' approval at the Annual General Meeting on 18 May 2010, a final dividend of RMB 0.11 per share totalling RMB 9,537 million in respect of the year ended 31 December 2009 was declared.

7.5.5	Trade accounts receivable, net and bills receivable

	At 30 June 2011 RMB millions	At 31 December 2010 RMB millions

Amounts due from third parties	53,192	33,681
Amounts due from Sinopec Group Company and fellow subsidiaries	6,331	1,848
Amounts due from associates and jointly controlled entities	7,168	8,886
	66,691	44,415
Less: Impairment losses for bad and doubtful debts	(1,277)	(1,322)

Trade accounts receivable, net	65,414	43,093
Bills receivable	25,113	15,950
	90,527	59,043

The ageing analysis of trade accounts and bills receivables (net of impairment losses for bad and doubtful debts) is as follows:

	At 30 June 2011 RMB millions	At 31 December 2010 RMB millions

Within one year	90,434	58,987
Between one and two years	62	36
Between two and three years	23	11
Over three years	8	9
	90,527	59,043

Impairment losses for bad and doubtful debts are analysed as follows:

	2011 RMB millions	2010 RMB millions

Balance at 1 January	1,322	1,921
Impairment losses recognised for the period	3	15
Reversal of impairment losses	(25)	(26)
Written off	(23)	(3)

Balance at 30 June	1,277	1,907

Sales are generally on a cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and fellow subsidiaries are repayable under the same terms.

Trade accounts and bills receivables (net of impairment losses for bad and doubtful debts) primarily represent receivables that are neither past due nor impaired. These receivables relate to a wide range of customers for whom there is no recent history of default.

7.5.6	Trade accounts and bills payables

	At 30 June 2011 RMB millions	At 31 December 2010 RMB millions

Amounts due to third parties	157,478	120,224
Amounts due to Sinopec Group Company and fellow subsidiaries	9,418	6,613
Amounts due to associates and jointly controlled entities	4,163	5,691
	171,059	132,528
Bills payable	4,301	3,818

Trade account and bills payables measured at amortised cost	175,360	136,346

The maturities of trade accounts and bills payables are as follows:

	At 30 June 2011 RMB millions	At 31 December 2010 RMB millions

Due within 1 month or on demand	140,432	97,358
Due after 1 month but within 6 months	34,734	38,864
Due after 6 months	194	124
	175,360	136,346

7.5.7	Segment reporting

Information of the Group's reportable segments is as follows:

	Six-month periods ended 30 June
	2011 RMB millions	2010 RMB millions

Turnover
Exploration and production
External sales	21,667	15,030
Inter-segment sales	84,281	69,500
	105,948	84,530
Refining
External sales	96,314	77,530
inter-segment sales	496,319	383,925
	592,633	461,455
Marketing-and distribution
External sales	649,997	489,432
Inter-segment sales	2,058	1,483
	652,055	490,915

	2011 RMB millions	2010 RMB millions
Chemicals
External sales	182,994	134,083
Inter-segment sales	23,315	16,375
	206,309	150,458
Corporate and others
External sales	265.969	208,261
Inter-segment sales	306,501	210,767
	572,470	419,028
Elimination of inter-segment sales	(912,474)	(682,050)

Turnover	1,216,941	924,336

Other operating revenues
Exploration and production	6,685	5,995
Refining	3,043	2,408
Marketing and distribution	2,947	1,871
Chemicals	3,129	2,599
Corporate and others	527	527

Other operating revenues	16,331	13,400

Turnover and other operating revenues	1,233,272	937,736

	2011 RMB millions	2010 RMB millions
Result
Operating profit / (loss)
By segment
- Exploration and production	34,651	27,533
- Refining	(12,169)	5,743
- Marketing and distribution	19,598	14,450
- Chemicals	16,344	8,339
- Corporate and others	(642)	(694)
- Elimination	657	(67)

Total segment operating profit	58,439	55,304

Share of profits less losses from associates and jointly controlled entities
- Exploration and production	128	82
- Refining	(194)	(92)
- Marketing and distribution	640	354
- Chemicals	1,869	1,317
- Corporate and others	361	279

Aggregate share of profits less losses from associates and jointly controlled entities	2.804	1,940

Investment income/(loss)
- Refining	3	17
- Marketing and distribution	90	(21)
- Chemicals	10	13
- Corporate and others	(1)	84

Aggregate investment income	102	93

Net finance costs	(3,296)	(3,498)

Profit before taxation	58,049	53,839

	At 30 June 2011 RMB millions	At 31 December 2010 RMB millions

Assets
Segment assets
- Exploration and production	306,681	305,413
- Refining	259,996	231,106
- Marketing and distribution	212,716	190,368
- Chemicals	133.679	126,356
- Corporate and others	94,257	60,897

Total segment assets	1,007,329	914,140

Interest in associates and jointly controlled entities	43,960	43,014
Investments	2,299	2,075
Deferred tax assets	14,088	15,232
Cash and cash equivalents and time deposits with financial institutions	14,186	18,140
Other unallocated assets	505	3,221

Total assets	1,082,367	995,822

Liabilities
Segment liabilities
- Exploration and production	68,046	65,067
- Refining	51,882	51,554
- Marketing and distribution	67,185	76,981
- Chemicals	27,221	33,836
- Corporate and others	119,201	75,832

Total segment liabilities	333,535	303,270

Shortmterm_deb	6,642	12,019
Income tax payable	3,242	10,754
Long-term debts	125,220	136,465
Loans from Sinopec Group Company and fellow subsidiaries	56,005	56,419
Deferred tax liabilities	15,266	15,017
Other unallocated liabilities	5,881	5,842

Total liabilities	595,791	544,786

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one year.

	Six-month periods ended 30 June
Capital expenditure	2011 RMB	2010 RMB
	millions	millions

Exploration and production	17,406	16,734
Refining	3,656	4,875
Marketing and distribution	9,523	7,659
Chemicals	2,120	6,543
Corporate and others	862	371
	33,567	36,182
Depreciation, depletion and amortisation
Exploration and production	16,399	15,847
Refining	5,733	5,604
Marketing and distribution	3,498	3,106
Chemicals	4,286	4,259
Corporate and others	594	472
	30,510	29,288
Impairment losses on long-lived assets
Exploration and production		131
Refining	43	115
Marketing and distribution	32	35
Chemicals	89	138
	164	419

7.6	In the reporting period, there was no significant change to the scope of consolidation of the financial statements.

§8	Repurchase, Sales and Redemption of Shares

Save as the disclosures above, Sinopec Corp. or any of its subsidiaries had not repurchased, sold or redeemed any listed securities of Sinopec Corp. or its subsidiaries during the reporting period.

§9	Application of the Model Code

In this reporting period, no director has infringed the requirements set out under the Model Code for Securities Transactions by Directors of Listed Issuers, Appendix 10 to the Hong Kong Listing Rules.

§10	Corporate Governance Practices

Sinopec Corp. has complied with the code provisions of the Code on Corporate Governance Practice contained in Appendix 14 to the Hong Kong Listing Rules.

§11	Review of Financial Results

The financial results for the six months ended 30 June 2011 have been reviewed with no disagreement by the Audit Committee of Sinopec Corp.

§ 12
The interim report containing all the information required by paragraphs 46(1) to (9) of Appendix 16 to the Hong Kong Listing Rules will be published on the website of the Hong Kong Stock Exchange in due course.

This announcement is published in both English and Chinese languages. The Chinese version shall prevail.

By Order of the Board
Fu Chengyu
Chairman

Beijing, the PRC, 26 August 2011

As of the dale of this announcement, directors of Sinopec Corp. are: Fu Chengyu*. Wang Tianpu', Zhaug Yaocang*, Zhang Jianhiia`, Wang Zhigang , Cal Xiyon , Cao Yaofeug*, Li Chunguang*, Dui Houliane, Liu Yun*, Ma Weihiia', Wit Xiaogen , Li Deshui , .lie Zhougyn and Chen Xiaojin'.

#  Executive Director
* Non-executive Director
Independent Non-executive Director

Document 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated  in the People’s Republic of China with limited liability)
(Stock Code: 0386)

ANNOUNCEMENT ON PROPOSAL TO ISSUE DOMESTIC CORPORATE BONDS
AND PROPOSAL TO ISSUE A SHARE CONVERTIBLE BONDS

On 26 August 2011, the Board resolved, among other things, to seek the Shareholders’ approval for the proposed issuance of the Domestic Corporate Bonds and the Convertible Bonds.

The proposed issuance of the Domestic Corporate Bonds and the Convertible Bonds are subject to the Shareholders’ approval at the EGM.

A circular containing, among other things, details of the proposed issuance of the Domestic Corporate Bonds and the Convertible Bonds, together with notice of the EGM, will be despatched to the H Shareholders as soon as practicable.

I	PROPOSAL IN RELATION TO THE ISSUANCE OF DOMESTIC CORPORATE BONDS

(I)	Background

To satisfy the demand for working capital of Sinopec Corp. and reduce the financing costs,  the  Board  announces that  on  26 August 2011,  it  resolved to submit to shareholders for consideration and approval the proposed issuance of Domestic Corporate Bonds with an aggregate principal amount of not more than RMB20 billion at the EGM to be held on 12 October 2011.

According to the Company Law of the PRC and the Articles of Association, the Domestic Corporate Bond Issue is subject to the approval of shareholders (including holders of H shares and domestic shares).

After approval of shareholders is obtained, the Domestic Corporate Bond Issue will still be subject to approval from the CSRC. The timing of the issuance will depend on the timing of the approval and the condition of the bond market of the PRC.

(II)	Proposed issue of Domestic Corporate Bonds

The proposed arrangements for the Domestic Corporate Bond Issue are as follows (such arrangements are subject to the approval of the CSRC and the condition of the PRC bond market):

1	Issuer	:	Sinopec Corp.

2	Place of issuance	:	PRC

3	Size of Domestic Corporate Bond Issue	:	The aggregate principal amount of the Domestic Corporate Bonds shall not be more than RMB20 billion.

4	Arrangement for issuance of Domestic Corporate Bonds to the holders of domestic shares of Sinopec Corp.	:
The Domestic Corporate Bonds will be issued or placed to the existing holders of domestic shares of Sinopec Corp.. Subject to the authorisation to the Board by the shareholders of Sinopec Corp. at the EGM, the specific terms and conditions for the Domestic Corporate Bonds Issue (including whether such issuance will be made by way of placing and the proportion of placing) will be determined by the Board after taking into account of the market conditions prior to the issuance.

5	Duration	:
3-10  years  since  the  date  of  issuance  of  the Bonds. The Domestic Corporate Bonds may be issued under single category or mixed categories with different maturity. Subject to the granting of authorisation by shareholders of Sinopec Corp. to the Board at the EGM, the maturity and the issuance size of each category of the Domestic Corporate Bonds will be determined by the Board according to the relevant requirements and the market conditions prior to the issuance.

6	Coupon rate	:
The final rate will not exceed 90% of the rate forRMB loans as announced by the People’s Bank ofChina for the same tenure at the time of the issue.(Subject to the granting of authorisation by theshareholders of Sinopec Corp. to the Board (orany person authorised by the Board) at the EGM,according to which, the final rate will bedetermined by the Board (or any personauthorised by the Board) by reference to themarket conditions prior to the issuance.)

7	Guarantor	:
It is tentatively decided that China Petrochemical Corporation will provide guarantee for the Domestic Corporate Bonds Issue. Subject to the granting of authorisation by the shareholders of Sinopec Corp. to the Board at the EGM, the arrangement for provision of guarantee will be determined by the Board according to the marketconditions prior to the issuance and the relevant regulatory requirements.

8	Use of Proceeds	:
Proceeds from the issuance will be used to supplement working capital and repay mature debts. The company will, in consideration of the availability of such proceeds, the changes in the company’s debt structure and interest rate and its actual  needs and  for  the  purpose of reducing financing  costs,  optimizing  debt  structure  and fulfilling business operations, determine the amounts to be used towards supplementation of working capital and repayment of mature debts.

9	Listing of Domestic Corporate Bonds	:	Subject to the satisfaction of the relevant listing requirements, application for listing of the Domestic Corporate Bonds on the qualified stock exchange will be made.

10	Validity of the resolution in respect of Domestic Corporate Bond Issue	:
The authority granted to the Board by way of special resolutions passed at the EGM with regard to the proposed Domestic Corporate Bonds Issue will expire 24 months after the date of such resolutions are considered and passed at the aforesaid EGM.

(III)	Granting of authorisation to the Board (or any person authorised by the Board) to deal with matters relating to the Domestic Corporate Bonds Issue

To ensure a smooth issue of the proposed Domestic Corporate Bonds and in accordance with the relevant regulations promulgated by the CSRC, it is proposed that the Board will be authorised by shareholders at the EGM to deal with matters relating to the Domestic Corporate Bonds Issue, including but not limited to the following:

(1)
to formulate the specific issuance plan with respect to the Domestic Corporate Bond Issue and to make amendments and adjustments to the terms of the issue to the extent permitted by laws and regulations based on the specific circumstances of Sinopec Corp. and the prevailling market conditions, including but not limited to: the terms relating to the issuance size, materity, coupon rate and its method of determination, timing of issurance, provision of security, duration and method of repayment of the principal and the interests, the specific placing arrangements and the place of listing, and any other matters relating to the proposed issuance such as whether the Domestic Corporte Bonds will be issued in instalments or whether any term of repurchase and redemption will be adopted for such issuance, etc.

	(2)	to appoint intermediaries to deal with the Domestic Corporate Bonds Issue and to deal with matters relating to the application for the listing of the Domestic Corporate Bonds;

	(3)	to select entrusted manager, to execute the agreement for management of entrusted bonds and to establish the rules on meetings of the holders of Domestic Corporate Bonds;

	(4)	to enter into contracts, agreements and to execute documents with respect to the proposed issuance and the listing of Domestic Corporate Bonds and to disclose relevant information as appropriate;

	(5)	to deal with matters relating to the listing of the Domestic Corporate Bonds upon completion of the issuance;

(6)
to authorise the Board to decide not to distribute dividends to Shareholders in the circumstances where Sinopec Corp. expects that it may fail or is unable to repay the principal and the interests of the Domestic Corporate Bonds on schedule;

(7)
to authorise the Board to make corresponding changes based on the opinions of the regulatory authorities on the specific plan of the Domestic Corporate Bonds Issue where there is any change to the policies on the issuance of corporate bonds or the market conditions, save for the matters which are subject to the re-voting by shareholders at the general meeting of shareholders as required under the relevant laws, regulations and the Articles of Association;

(8) to deal with any other matters relating to the proposed Domestic Corporate Bond Issue and the listing of the Domestic Corporate Bonds.

II.	PROPOSAL IN RELATION TO THE ISSUANCE OF THE CONVERTIBLE BONDS

(I)	Background and the proposed issuance of Convertible Bonds

The Board announced that, at the meeting of the Board held on 26 August 2011, the proposal in relation to the issuance of the Convertible Bonds was duly passed. The proposed issuance of the Convertible Bonds is further subject to (i) approval by the Shareholders at the EGM by way of special resolution; and (ii) approvals of the CSRC and other relevant PRC regulatory authorities.

In accordance with the relevant provisions of the Company Law of the PRC, the Securities Law of the PRC, the Administrative Measures for the Issuance of Securities by Listed Companies, and any other relevant law, regulations and regulatory documents, Sinopec Corp. has satisfied the criteria for the issuance of convertible bonds in the PRC. The Board therefore considered and approved the proposal for the issuance of the Convertible Bonds with details as follows:

(1)	Type of securities to be issued

The type of the securities to be issued by Sinopec Corp. is convertible corporate bonds which can be converted into A Shares of Sinopec Corp..

(2)	Issuance size

The issuance of the Convertible Bonds will be in an amount of not more than RMB30 billion. The actual size of the issuance will be determined by the Board within such scope subject to authorisation by the Shareholders at the EGM.

(3)	Nominal value and issuance price

The Convertible Bonds will be issued at par with a nominal value of RMB100 each.

(4)	Term

The term of the Convertible Bonds will be six years from the date of issuance.

(5)	Interest rate

The interest rate of the Convertible Bonds will be not more than 3.0%. Subject to authorisation by the Shareholders at the EGM, the actual annual interest rate will be determined by the Board (or any person authorised by the Board) with reference to the PRC government policies, market conditions and the actual conditions of Sinopec Corp., prior to the issuance of the Convertible Bonds and in consultation with the sponsor (the lead underwriter) for the issuance.

(6)	Timing and method of interest payment

(i)	Calculation of annual interest

Annual interest means the interest to be paid to the CB Holders on each anniversary of the date of issuance of the Convertible Bonds based on the aggregate nominal value of the Convertible Bonds, accrued from the date of issuance.

The formula for calculating annual interest: I=B i

	I:	means annual interest;

	B:	means total nominal value of the Convertible Bonds held by the CB Holders; and

	i:	means annual interest rate of the Convertible Bonds.

(ii)	Method of interest payment

	A	Interest of the Convertible Bonds will be accrued from the date of issuance and paid once a year.

B
Interest payment date: Interest will be paid on each anniversary of the date of issuance of the Convertible Bonds. For the purpose of interest payment, a year means each period between two successive interest payment dates.

C
Interest record date: An interest record date is the trading day immediately prior to the interest payment date each year and Sinopec Corp. will pay interest within five trading days following the interest payment date each year. Sinopec Corp. will not pay interest for such Convertible Bonds which have been applied to be converted into A Shares on or before the relevant interest record dates.

	D	CB Holders shall bear the taxes payable on interest income.

The vesting of interest and dividend for the year of conversion shall be determined by the Board in accordance with relevant laws and regulations and the provisions of the Shanghai Stock Exchange.

(7)	Conversion period

The conversion period starts from the trading day immediately following the expiry of six months after the date of issuance of the Convertible Bonds until the maturity date.

(8)	Determination and adjustment of conversion price

(i)	The basis of determining the initial conversion price

The initial conversion price of the Convertible Bonds shall not be lower than (1) the average trading price of the A Shares of Sinopec Corp. within 20 trading days preceding the date of publication of the Offering Document (in the event that during such 20 trading days, the share price has been adjusted due to ex-rights or ex-dividend, the closing price of each of such trading days shall be determined after taking account into the ex-rights or ex-dividend), and (2) the average trading price of the A Shares of Sinopec Corp. on the trading day immediately preceding the date of the Offering Document. It will be proposed at the EGM for the Shareholders to authorise the Board (or any person authorised by the Board) to determine the actual initial conversion price with reference to the market conditions prior to the issuance of the Convertible Bonds and in consultation with the sponsor (the lead underwriter) for the issuance.

(ii)	Adjustments to initial conversion price and applicable formula thereto

The conversion price is subject to adjustment, upon the occurrence of certain prescribed events which affect the share capital of Sinopec Corp., including but not limited to scrip dividend, capitalization issuance, issue of new shares, rights issue or cash dividend payment (excluding share issuance resulted from conversion(s) of the Convertible Bonds). The initial conversion price will be adjusted based on the following formulas (the numerical figures are rounded to two decimal place):

Scrip dividend or capitalization issue: P1=P0/(1+n);

Issuance of new Shares or rights issue: P1= (P0+A k)/(1+k);

The two above occurring concurrently: P1= (P0+A k)/(1+n+k);

Distribution of cash dividend: P1=P0-D;

The three above occurring concurrently: P1= (P0-D＋A k)/(1+n+k).

P0: means initial conversion price

n: means scrip dividend rate

k: means new share issue rate or rights issue rate

A: means price of new share issue or rights issue

D: means cash dividend per share

P1: means conversion price after adjustment

Where   the   abovementioned   changes   in   shareholding   and/or   shareholder ’s interests   occur,   the   conversion   price   will   be   adjusted   accordingly.   The adjustment to the conversion price, having been resolved by the Board, will be published in the form of an announcement on the media designated by the CSRC for information disclosure of listed companies. The announcement will indicate the   date   of   adjustment   to   the   conversion   price,   adjustment   method   and suspension period of share conversion (if required). An announcement will also be published (if required) on the website of the Hong Kong Stock Exchange if it is required by the Hong Kong Listing Rules and the Articles of Association. If the conversion price adjustment date is on or after the CB Holder ’s application for conversion, and before the share registration date, then such conversion will be based on the adjusted conversion price.

In the event that the rights and benefits of the CB Holders derived from share conversion  rights  are  affected  by  the  change  in  the  Company’s  share  class, quantity and/or shareholders’ interest due to the possible share repurchase, consolidation, separation or any other action which may be taken by Sinopec Corp., Sinopec Corp. will adjust the conversion price based on the principles of fairness,  justice,  equality  and  protection  of  the  CB  Holders’  rights.  The conversion price will be adjusted based on relevant PRC laws and regulations and relevant provisions of the PRC securities regulatory authorities.

(9)	Downward adjustment to conversion price

(i)	Permitted adjustment magnitude

The conversion price may be subject to downward adjustments if, during the term of the Convertible Bonds, the closing prices of the A Shares in any 15 trading days out of any 30 consecutive trading days are lower than 80% of the prevailing conversion price. The Board may propose any such adjustments for the Shareholders to consider and seek their approval at a general meeting.

The above-mentioned proposal is subject to approval of two-thirds of the participating Shareholders with voting rights. Shareholders who are also CB Holders shall abstain from voting. The adjusted conversion price shall be not less than (a) the average trading price of the A Shares of Sinopec Corp. within 20 trading days preceding the general meeting of shareholders, (b) the average trading price of the A Shares of Sinopec Corp. on the day immediately before the general meeting of shareholders, (c) the net asset value per Share based on the latest audited financial statement, and (d) the nominal value per Share.

In the event that another adjustment of conversion price has been implemented in the aforementioned 30 trading days, the conversion price will be calculated based on the date prior to and after the adjustment, in accordance with the adjusted conversion price and closing price.

(ii)	Procedures of adjustment to conversion price

If Sinopec Corp. decides to make a downward adjustment to the conversion price, Sinopec Corp. will publish an announcement in the print media and the website designated by the CSRC for information disclosure. The information disclosed will include the resolutions of general meeting of shareholders and the information disclosure will cover the magnitude of the adjustment, the adjustment date and the suspension period of share conversion. An announcement will also be published (if required) on the website of the Hong Kong Stock Exchange if it is required by the Hong Kong Listing Rules and the Articles of Association of Sinopec Corp..

(10)	Conversion method of fractional share

The number of shares to be requested by the CB Holders for conversion shall be in whole number. The remaining balance of the fractional share will be paid by Sinopec Corp. to the CB Holders at par with accrued interest in cash within the five trading days after the date of conversion in accordance to the relevant regulations of Shanghai Stock Exchange and other regulatory authorities.

(11)	Terms of redemption

(i)	Terms of redemption at maturity

Within five trading days after the maturity of the Convertible Bonds, Sinopec Corp. will redeem all the Convertible Bonds which have not been converted into

A Shares of Sinopec Corp. at a certain ascent ratio of the nominal value (including the final term of interest). The Board (or any person authorised by the Board) shall determine the specific ascent ratio with reference to market conditions and in consultation with the sponsor (the lead underwriter) for the issuance subject to authorisation by the Shareholders.

(ii)	Terms of conditional redemption

During the term of the Convertible Bonds, if the closing price of the A Shares of Sinopec Corp. is not lower than 130% of the conversion price in at least 15 trading days out of any 30 consecutive trading days, Sinopec Corp. has the right to redeem all or part of the Convertible Bonds based on the nominal value plus the accrued interest. For any year in which interest is accrued, Sinopec Corp. may redeem the Convertible Bonds upon first time when the conditions for redemption are satisfied. If the redemption right is not exercised when first time the conditions for redemption are satisfied, such redemption right shall not be exercised in such year.

Formula for calculating current accrued interest: IA = B i t / 365

	IA:	Accrued interest for the current period;

	B:	Aggregate nominal value of the Convertible Bonds held by the CB Holders;

	i:	Coupon interest rate of the Convertible Bonds; and

	t:	Number of days of interest accrued, i.e. actual calendar days from the last interest payment date to the redemption date (excluding the redemption date).

In the event that any adjustment of share conversion price has been implemented in the aforementioned trading days, the conversion price will be calculated based on the date prior to and after the adjustment, in accordance with the adjusted conversion price and closing price.

In addition, when the outstanding balance of unconverted Convertible Bonds is below RMB30 million, the Board can decide whether to redeem all the outstanding Convertible Bonds based on the nominal value plus the accrued interest.

(12)	Terms of sale back

During the term of the Convertible Bonds, if the use of the proceeds from the issuance of Convertible Bonds is substantially different from the application of proceeds disclosed in the Offering Document, and the change may be regarded as a change of use of proceeds according to relevant regulations of the CSRC or regarded by the CSRC as a change of use of proceeds, then the CB Holders are entitled to sell back all or part of the Convertible Bonds he holds to Sinopec Corp. at 103% of its nominal value (plus accrued interest). Under the aforesaid circumstances, the CB Holders may sell back during the sale back declaration period after the announcement of Sinpoec Corp.. The aforesaid sale back right shall be only valid during the sale back declaration period. Holders who have not applied for sale back during the sale back declaration period shall not exercise the sale back right. Save for the aforesaid, the CB Holders shall not sell back any Convertible Bonds.

(13)	Dividend rights of the year of conversion

The new shares of Sinopec Corp. to be issued upon the conversion of the Convertible Bonds shall rank pari passu with all existing shares. Shareholders whose names appear on the register on the registration date of dividend rights are entitled to dividend.

(14)	Method of issuance and target subscribers

The method of the issuance of the Convertible Bonds will be determined by the Board (or any person authorised by the Board) under the mandate approved at the EGM and in consultation with the Sponsor (the lead underwriter). The target subscribers are individual and corporate investors, securities investment funds, and other investors permitted by the law (other than those prohibited by laws and regulations) who have maintained securities accounts with the Shanghai branch of China Securities Depository and Clearing Corporation Limited.

(15)	Subscription arrangement for existing shareholders

Existing shareholders have the pre-emptive rights to subscribe for the Convertible Bonds on the basis that shall be determined by the Board (or any person authorised by the Board) under the mandate issued at the EGM and disclosed in the Offering Document. The Convertible Bonds not subject to the pre-emptive rights and the pre-emptive rights for which has not been exercised will be offered to institutional investors or be issued through the trading system of Shanghai Stock Exchange, and the remaining balance shall be underwritten by the underwriters.

(16)	CB Holders and CB Holders’ meetings

(i)	Rights and obligations of CB Holders

A	Rights of CB Holders

	(a)	right to receive interest accrued on the Convertible Bonds he holds;

	(b)	right to convert the Convertible Bonds he holds to the shares of Sinopec Corp. on the terms of the Convertible Bonds;

	(c)	right to exercise his sale back rights on the terms of the Convertible Bonds;

	(d)	right to transfer, bestow or pledge the convertible bonds he holds in accordance with laws, regulations and the Articles of Association;

	(e)	right to receive relevant information in accordance with laws and the Articles of Association.

	(f)	right to demand the repayment of the principal and interest of the convertible bonds by Sinopec Corp. in the period and method set out in the terms of Convertible Bonds;

	(g)	right to attend in person or by proxy the meeting of CB Holders and vote;

	(h)	other rights in the capacity of the Company’s creditor under laws, regulations and the Articles of Association.

B	Obligations of CB Holders

	(a)	obligation to comply with the requirements of the terms of the Convertible Bonds set out in the Offering Document;

	(b)	obligation to make due payment of subscription fee and related expenses, if any, in relation to the Convertible Bonds he subscribed;

	(c)	obligation not to demand early payment of the principal and interests of the Convertible Bonds by Sinopec Corp. other than in accordance with laws, regulations and the Offering Document;

	(d)	obligation to comply with the resolution approved at the meeting of CB Holders;

	(e)	obligation to bear their own travelling, accommodation and any expenses incurred in relation to attending the bondholders’ meetings by themselves or their proxies;

	(f)	other obligations of CB Holders under laws, regulations and the Articles of Association.

(ii)	Meetings of CB Holders

A	Convening the meetings of CB Holders

The Board of Sinopec Corp. shall convene a meeting of CB Holders within 15 days after becoming aware of the following circumstances:

	(a)	proposal for changes of terms of the Offering Document;

	(b)	the Company’s default in paying principal and interests of the Convertible Bonds on time;

	(c)	reduction of the Company’s capital, merger, separation, dissolution or filing for bankruptcy of Sinopec Corp.;

	(d)	material changes to the guarantor (if any) of the Convertible Bonds;

	(e)	other matters which may significantly affect the material interests of the CB Holders.

The following institutions or individuals may propose the convening of the CB Holders’ meeting:

	(a)	the Board of Sinopec Corp.;

	(b)	the CB Holders who hold 10% or more of the total nominal value of the outstanding Convertible Bonds by written proposal;

	(c)	the guarantor (if any) of the Convertible Bonds;

	(d)	other institutions or persons designated by the CSRC.

B	Convening of the meeting of CB Holders

	(a)	CB Holders’ meeting shall be convened and hosted by the Board; and

(b)
The meeting of CB Holders shall be convened by the Board within 30 days after the proposal of the meeting has been raised or received by the Board. The Board shall publish a notice in at least one designated newspaper and a website 15 days prior to the meeting of the CB Holders, which specifies the time and date, place, contents, methods, matters to be considered, registration date of bonds for determining the entitlement, and contact as confirmed by the Board.

C	Participants of the CB Holders’ meetings

Unless otherwise provided by the laws and regulations, the CB Holders and their representatives have the right to attend the CB Holders’ meeting and to exercise their voting rights.

The following institutions or persons may participate in the CB Holders’ meeting and submit proposal for consideration, but do not have voting rights:

(a) the issuer of the Convertible Bonds (i.e. Sinopec Corp.);

(b) the guarantor (if any) of the Convertible Bonds; and

(c) other key parties.

The Board shall appoint lawyers to attend the CB Holders’ meeting, and issue legal opinion in relation to the calling of the meeting, the convening of the meeting, voting procedure, and the qualifications of the participants.

D	Procedures of the CB Holders’ meetings

(a)
The meeting shall be held on site. The Chairman of the meeting will announce the meeting agenda and important notice, confirm and announce the scrutineer, and present the proposals. Voting will be commenced after discussion of the proposals, the resolution will be effective upon witness by a lawyer;

(b)
CB Holders’ meetings will be chaired by the Chairman of the Board. If the Chairman is unable to attend the meeting, the Chairman shall authorise a director to host the meeting. If both are not able to host the meeting, a representative elected by the CB Holders representing more than 50% of the total nominal value of the Convertible Bonds in attendance shall host the meeting; and

(c)
The convener shall record the attendees of the meeting. The record shall list out the participants’ name (or company name), identity card number, residential address, the total nominal value of the Convertible Bonds held or represented  by  the  participant,  the  appointing  CB  Holder ’s  name  (or company name) etc.

E	Voting and resolution of the CB Holders’ meeting

	(a)	The voting method is one vote per note of the Convertible Bonds;

	(b)	Voting will be processed by open ballot;

	(c)	Effective resolution shall be passed by attendees holding more than half of the total nominal value of the Convertible Bonds;

	(d)	All the items contained in the proposals shall be discussed and voted separately;

(e)
A resolution will be valid after it has been resolved by the CB Holders at the CB  Holders’  meeting  and  subject  to  approval  by  the  CSRC  or  other regulatory authorities, the resolution will be effective from the date of approval;

(f)
Unless  otherwise  prescribed  by  applicable  laws  or  agreed  by  way  of resolution,  the  resolutions  are  binding  to  all  CB  Holders  whose  names appear on the register on the effective date of the resolution; and

	(g)	After the resolutions are passed by the CB Holders at the meeting of the CB Holders, the Board will publish an announcement to inform the CB Holders of the resolutions and execute such resolutions.

(17)	Use of proceeds from the issuance of the Convertible Bonds

The proceeds from the issuance of the Convertible Bonds is proposed to be applied on the Shandong LNG Project, Jinling oil quality upgrade project, Maoming oil quality upgrade and production reform and expansion project, Yangzi oil quality upgrade and low quality crude oil reform project, Changling oil quality upgrade and reform project, Jiujiang oil quality upgrade and reform project, the flexibility reform and oil quality upgrade project of sour crude oil processing of Anqing Branch, the oil quality upgrade and bad crude oil reform project of Shijiazhuang Refining Branch.

In the event that the proceeds raised from this issuance are not sufficient to finance these projects, or the availability of the proceeds is not consistent with the progress of these projects, Sinopec Corp. will complete the investment in the projects with its own resources, bank borrowings or by other ways of debt financing. Once the proceeds are sufficient, Sinopec Corp. will prioritise their use according to the needs of the projects stated above. Any surplus from the proceeds raised will be applied to repay bank borrowings and supplement working capital.

Sinopec Corp. will maintain a separate account for the proceeds as determined by the Board so as to administer the proceeds under a separate deposit system.

(18)	Guarantee

A resolution will be  put forward to  the  EGM to  authorise the  Board (or  any person authorised by the Board) to determine whether or not a guarantee for the issuance of the Convertible Bonds is required, and to handle the related matters.

(19)	Validity period of the resolutions in relation to the issuance of the Convertible Bonds

The resolution in relation to the issuance of the Convertible Bonds will be valid for 12 months from the date of the passing of the relevant resolutions at the EGM.

(20)	Matters relating to authorisation in relation to the issuance of the Convertible Bonds

To ensure smooth implementation of the issuance of the Convertible Bonds by Sinopec Corp., it will be proposed at the EGM to authorise the Board (or any person authorised by the Board) to handle matters regarding the issuance of the Convertible Bonds, including but not limited to:

(i)
Subject to the laws, regulations and other regulatory document promulgated by CSRC and to the extent of the scope as permitted by the Articles of Association, the Board will be authorised to determine the specific terms and proposal prior to the proposed issuance in accordance with the requirements of the regulatory authorities and in view of the actual conditions of Sinopec Corp., to formulate and implement the final proposal for the Convertible Bonds and to decide on the timing of such issuance and other related materials;

(ii)
The Board of Directors will be authorised to determine the specific arrangements on the use of proceeds as stated above, for instance, if the Chinese government announces new regulations in relation to the issue of convertible bonds, or the regulatory agencies have issued new requirements, or there are changes in market conditions, the Board will, subject to the applicable laws in Mainland China at that time, adjust the issuance proposal and use of proceeds accordingly. Before the implementation of this issue of Convertible Bonds, if adjustment is made to RMB benchmark deposit interest rate, corresponding adjustment can be made to the cap of the coupon rate of Convertible Bonds;

	(iii)	The Board of Directors will be authorised to produce, amend, file the application materials of the proposed issuance according to the requirements of the securities regulatory agencies;

(iv)
The Board of Directors will be authorised to amend, supplement, execute and implement the agreements, contracts and documents (including but not limited to underwriting and sponsorship agreements) during the course of the proposed issuance;

(v)
After the conversion of the Convertible Bonds, the Board will be authorised to amend the relevant provisions of the Articles of Association, and to complete the filing and change of registration based on the conversion status;

	(vi)	The Board of Directors will be authorised to determine the sponsors (lead underwriters) and other intermediaries of the proposed issuance;

	(vii)	The Board of Directors will be authorised to complete matters relating to the listing of the Convertible Bonds; and

	(viii)	The Board of Directors will be authorised to complete other matters relating to the proposed issuance.

The Shareholders and potential investors should be aware that the proposed issuance of the Convertible Bonds is subject to the approvals set out above being obtained and various factors including the market conditions, and therefore the proposed  issuance  of  the  Convertible  Bonds  may  or  may  not  proceed. Accordingly, they are advised to exercise caution when dealing in the Shares.

(21)	Feasibility Analysis Report on the use of proceeds from the issuance of the Convertible Bonds

Full texts of the “Feasibility Analysis Report on the use of proceeds from the issuance of the Convertible Bonds” are included in the circular to be dispatched separately to the holders of H shares of Sinopec Corp..

(22)	Report on the use of proceeds from last issuance of securities

Full texts of the “Report on the use of proceeds from last issuance of securities” are included in the circular to be dispatched separately to the holders of H shares of Sinopec Corp..

(II)	Implications of issuance of Convertible Bonds under the PRC regulatory requirements

The proposed issuance of the Convertible Bonds by Sinopec Corp. may lead to issuance of new A Shares upon conversion of the Convertible Bonds. The exact number of A Shares to be issued as a result of the conversion of Convertible Bonds is subject to various factors, including the conversion price of the Convertible Bonds. The Board recognizes that conversion of the Convertible Bonds into new A Shares will result in dilution of the interests of the existing Shareholders in the share capital of Sinopec Corp..

Under the relevant PRC laws and regulations, the proposed issuance of the Convertible Bonds is subject to the approval of the Shareholders at the EGM and the obtaining of the approvals from the relevant PRC regulatory authorities.

(III)	Implications of issuance of Convertible Bonds under Hong Kong regulatory requirements

All the subscribers of the Convertible Bonds will be third parties independent of Sinopec Corp. and its connected persons (as defined under the Hong Kong Listing Rules).

Sinopec Corp. will at all times maintain sufficient public float in compliance with the Hong Kong Listing Rules.

III	RECOMMENDATION

The Directors believe that the proposed issue of the Domestic Corporate Bonds and the Convertible Bonds are in the best interests of Sinopec Corp. and its shareholders and accordingly recommend the shareholders to vote in favour of the resolutions at the EGM.

IV	EGM

The proposed issuance of the Domestic Corporate Bonds and the Convertible Bonds are subject to approval of the Shareholders at the EGM.

A circular containing, among other things, details of the proposed issuance of the Domestic Corporate Bonds and the Convertible Bonds, together with notice of the EGM, will be despatched to the H Shareholders as soon as practicable.

V	DEFINITIONS

In this announcement, unless the context requires otherwise, the following expressions have the following meanings:

	“A Shares”	domestic shares with nominal value of RMB1.00 each in the share capital of Sinopec Corp. which are listed on the Shanghai Stock Exchange

“A Shareholder(s)”	holder(s) of A Shares

“Articles of Association”	the articles of association of Sinopec Corp. as amended from time to time

“Board” or “Board of Directors”	the board of directors of Sinopec Corp.

“CB Holder(s)”	holder(s) of the Convertible Bonds

“Sinopec Corp.” or “Company”
China Petroleum & Chemical Corporation, a joint stock limited company incorporated in the PRC with limited liability, the H Shares and A Shares of which are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange respectively

“Convertible Bonds”	convertible corporate bonds in the total amount of not more than RMB30 billion which are convertible into new A Shares, proposed to be issued by Sinopec Corp. in the PRC

“CSRC”	the China Securities Regulatory Commission of the PRC

“Director(s)”	the director(s) of Sinopec Corp.

“Domestic Corporate Bond Issue”	the proposed issue of Domestic Corporate Bonds by Sinopec Corp.

“Domestic Corporate Bonds”	domestic corporate bonds of not more than RMB20 billion in principal amount proposed to be issued by Sinopec Corp.

“EGM”
the  extraordinary  general  meeting  to  be  convened  by Sinopec Corp. for all the Shareholders to consider, and if thought fit, to approve, among other things, the proposed issuance of   the   Domestic   Corporate   Bonds   and   the Convertible Bonds

“H Shares”	overseas listed foreign shares with nominal value of RMB1.00 each in the share capital of Sinopec Corp. which are listed on the Hong Kong Stock Exchange and traded in Hong Kong dollars

“H Shareholder(s)”	holder(s) of H Shares

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, as amended from time to time

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

”Mainland China”	the PRC, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan

“Offering Document”	the offering document in relation to the issuance of the Convertible Bonds

“PRC”	The People’s Republic of China, which for the purpose of this announcement only, excludes Hong Kong, Macau Special Administrative Region of the PRC and Taiwan

“RMB”	Renminbi, the lawful currency of the PRC

“Share(s)”	ordinary shares in the capital of Sinopec Corp. with a nominal value of RMB1.00 each, comprising the A Shares and the H Shares

“Shareholders”	holders of the Shares

By Order of the Board
China Petroleum & Chemical Corporation
Chen Ge
Secretary to the Board of Directors

Beijing, PRC, 26 August 2011
As of the date of this announcement, directors of Sinopec Corp. are: Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Ma Weihua+, Wu Xiaogen+, Li Deshui+, Xie Zhongyu+  and Chen Xiaojin+.

#  Executive Director
* Non-executive Director
+  Independent Non-executive Director

Document 3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)Notice of the First Extraordinary General Meeting for the Year 2011

NOTICE IS HEREBY GIVEN that the on-site first extroardinary general meeting ("Extraordinary General Meeting”) of China Petroleum & Chemical Corporation ("Sinopec Corp.” or the "Company”) for the year 2011 will be held at Kempinski Hotel, 50 Liangmaqiao Road, Chaoyang District, Beijing, China on Wednesday, 12 October 2011 at 9:00 a.m. Holders of domestic shares are provided with internet voting to participate at the Extraordinary General Meeting.

I.	Resolutions to be considered and approved at the Extraordinary General Meeting

By Way of Special Resolutions:

	1.	To review and approve the resolution on the issuance of domestic corporate bonds and other related matters.

		(1)	Review and approve the resolution on the issuance of domestic corporate bonds. (Please refer to the circular to be dispatched separately to the holders of H shares of Sinopec Corp. for details)

(2)
To authorise the Board (or any person authorised by the Board) to deal with matters in relation to the issue of domestic corporate bonds. (Please refer to the circular to be dispatched separately to the holders of H shares of Sinopec Corp. for details)

	2.	To review and approve the resolution on the issuance of A shares convertible corporate bonds and other related matters term by term.

		(1)	Type of securities to be issued

		(2)	Issuance size

		(3)	Nominal value and issuance price

		(4)	Term

		(5)	Interest rate

		(6)	Method and timing of interest payment

		(7)	Conversion period

		(8)	Determination and adjustment of conversion price

		(9)	Downward adjustment to conversion price

		(10)	Conversion method of fractional share

		(11)	Terms of redemption

		(12)	Terms of sale back

		(13)	Dividend rights of the year of conversion

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		(14)	Method of issuance and target subscribers

		(15)	Subscription arrangement for existing shareholders

		(16)	CB Holders and CB Holders’ meetings

		(17)	Use of proceeds from the issuance of the Convertible Bonds

		(18)	Guarantee

		(19)	Validity period of the resolutions in relation to the issuance of the Convertible Bonds

		(20)	Matters relating to authorisation in relation to the issuance of the Convertible Bonds

		(21)	Feasibility Analysis Report on the use of proceeds from the issuance of the Convertible Bonds

		(22)	Report on the use of proceeds from last issuance of securities

Details regarding the abovementioned resolution 2 are available in the relevant announcements posted on China Securities Journal, Shanghai Securities News and Securities Times on 29 August 2011, and are also available at the website of the Shanghai Stock Exchange, http://www.sse.com.cn, as well as included in the circular to be dispatched separately to the holders of H shares of Sinopec Corp..

II.	Attendee of Extraordinary General Meeting

(I)	Eligibility for attending the Extraordinary General Meeting

Holders of domestic shares of Sinopec Corp. whose names appear on the domestic shares register maintained by China Securities Depository & Clearing Corporation Limited Shanghai Branch and holders of Sinopec Corp.´s H Shares whose names appear on the register of members  maintained by Hong Kong Registrars Limited at the close of business on Friday, 9 September 2011 are eligible to attend the Extraordinary General Meeting. To be entitled to attend the Extraordinary General Meeting, holders of H shares shall lodge their share certificates and transfer documents with Hong Kong Registrars Limited at 1712-1716, 17th Floor, Hopewell Centre, No. 183 Queen’s Road East, Wanchi, Hong Kong for registration of transfer, by no later than 4:30 pm on Firday, 9 Septermber 2011.

(II)	Proxy

1.
A member eligible to attend and vote at the on-site Extraordinary General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on its behalf. A proxy need not be a shareholder of Sinopec Corp.

2.
A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) must be notarised.

3.
To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of domestic shares, to the registered address of Sinopec Corp. and, in the case of holder of H Shares, to Hong Kong Registrars Limited, not less than 24 hours before the time designated for holding of the Extraordinary General Meeting.

	4.	A proxy may exercise the right to vote by poll.

III.	Registration procedures for attending the on-site Extraordinary General Meeting

(I)
A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Extraordinary General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

2

(II)
Holders of H Shares and domestic shares intending to attend the Extraordinary General Meeting should return the reply slip for attending the Extraordinary General Meeting to Sinopec Corp. on or before Wednesday, 21 September 2011.

	(III)	Shareholder may send the above reply slip to Sinopec Corp. in person, by post or by fax.

	(IV)	Closure of Register of Members. The H Share register of members of Sinopec Corp. will be closed from Saturday, 10 September 2011 to Wednesday, 12 October 2011 (both days inclusive).

IV.	Miscellaneous

	(I)	The Extraordinary General Meeting will not last for more than one working day. Shareholders who attend shall bear their own travelling and accommodation expenses.

(II)
The address of the Share Registrar for A Shares of Sinopec Corp., China Securities Registration and Clearing Company Limited Shanghai Branch Company is at: 166 Lujiazuidong Road, Pudong District, Shanghai

	(III)	The address of the Share Registrar of H Shares of Sinopec Corp., Hong Kong Registrars Limited is at: 17M Floor, Hopewell Centre, 183 Queen´s Road East, Hong Kong

	(IV)	The registered address of Sinopec Corp. is at:

22 Chaoyangmen North Street
Chaoyang District
Beijing
Post Code: 100728
The People´s Republic of China
Telephone No.: (+86) 10 5996 0028
Facsimile No.: (+86) 10 5996 0386

By Order of the Board Chen Ge Secretary to the Board of Directors

Beijing, PRC, 26 August 2011

As of the date of this notice, directors of Sinopec Corp. are: Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Liu Zhongli+, Ye Qing+, Li Deshui+, Xie Zhongyu+ and Chen Xiaojin+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Chen Ge

Name: Chen Ge

Title: Secretary to the Board of Directors

Date: August 29, 2011